innovation everywhere

Annual Review 2004

fixed line
BlackBerry®
FOXTEL® digital
BigPond™
broadband
entertainment

FOXTEL® digital BigPond™ broadband entertainment BlackBerry® fixed line innovation everywhere Annual Review 2004

Welcome to Telstra’s 2004 Annual Review. The Annual Review is a ‘short form’overview, designed to provide you with a concise summary of Telstra’s activities and financial performance for the year ended 30 June 2004.

The Annual Review does not represent or summarise all publicly available information about Telstra. There is other publicly available information about Telstra in Telstra’s full Annual Report, as well as information provided to the Australian Stock Exchange and the Australian Securities & Investments Commission. To obtain a free copy of the Annual Report please call 1300 88 66 77.

Electronic Communications

The Annual Review, Annual Report and a variety of public information on Telstra are available through the Internet at http://telstra.com.au/communications/shareholder

Shareholders also have the option of receiving Telstra’s communications including the Annual Review and Annual General Meeting materials electronically. For further information please refer to our investor information section on page 60.

Nothing in this Annual Review is or should be taken as an invitation or application or offer to subscribe for or buy securities in Telstra.

Telstra Corporation Limited ABN 33 051 775 556.

investor information Financial Calendar 2005 10 Feb Half year results announcement 24 Mar Ex-dividend share trading commences 1 Apr Record date for interim dividend 29 Apr Interim dividend paid 11 Aug Annual results announcement 26 Sep Ex-dividend trading commences 30 Sep Record date for final dividend 20 Oct Annual General Meeting 31 Oct Final dividend paid Note:Timing of events may be subject to change
Annual General Meeting
Telstra’s 2004 Annual General Meeting will be held on Thursday 28 October 2004 at the Melbourne Convention Centre. Your Notice of Meeting contains details about the location and meeting time.
Dividend Payment
A final fully franked dividend of 13 cents per share will be paid on 29 October 2004 to shareholders registered on the Telstra Share Register on 24 September 2004.

management discussion

P.2	message from our Chairman and CEO
P.6	senior management and executive officers
P.8	Telstra and the telecommunications industry

business review

P.12	fixed line
P.14	mobile
P.16	data & internet
P.18	advertising & media
P.20	international
P.22	product & service innovations
P.24	corporate social responsibility

investor information

P.26	board of directors
P.28	concise financial report
P.42	concise financial report
P.60	investor information

Telstra has generated strong cash flows. This has allowed us to increase dividends (excluding special dividends) to shareholders for the full year to 30 June 2004, as well as completing a $1 billion share buy-back. We expect to return further cash to shareholders in the future by declaring dividends at approximately 80% of our normal profit1 after tax and undertaking capital management initiatives that will return approximately $1.5 billion per annum for the next three years,subject to maintaining the target balance sheet ratios.

FINANCIAL HIGHLIGHTS

Sales revenue has increased to $20,737 million. Mobile services, Internet and IP Solutions and advertising and directories all strongly contributed to the growth.

Net profit after minorities increased by 20.1% to $4,118 million,compared to fiscal 2003 in which there was a $965 million write down of the investment in our 50% owned joint venture REACH Ltd.

Total dividends per share increased by 8.3% on the prior year* dividends to a total of 26 cents per share for the year.

* Note this excludes a special interim dividend of 3 cents per share.

1 Excluding the impact of write downs in assets and investments or other similar unusual items.

www.telstra.com.au/communications/shareholder 1

MESSAGE FROM OUR CHAIRMAN AND CEO

Dear shareholders,

We have produced another solid result this year. Our reported profits and cash flows set new highs for Telstra. The year saw momentum build across all our businesses in Australasia, leaving us well positioned for the year ahead.

Our message this year is that Telstra is further increasing its commitment to customers to drive shareholder value.

Telstra’s customers are expecting more of Telstra. Our customers are looking to us to simplify the vast array of choices they have as they embrace new communication products and services.

The link between customer satisfaction and shareholder satisfaction is universal. Improved service leads to more satisfied customers, improvements in business performance and better returns to shareholders.

That’s why our drive for continuous improvement in service and products is our number one commercial priority as we move forward.

Five year financial summary

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Sales revenue	20,737	20,495	20,196	18,679	19,343
Total revenue (including interest)	21,335	21,700	20,928	23,086	20,567
EBITDA(1)	10,175	9,170	9,483	9,834	8,563
Profit before income tax expense	5,848	4,928	5,446	6,297	5,349
Net profit after minorities	4,118	3,429	3,661	4,058	3,677
Dividends declared for the fiscal year(4)	3,284	3,474	2,830	2,445	2,316
Dividends declared per share (cents per share)(4)	26.0	27.0	22.0	19.0	18.0
Total assets	34,993	35,599	38,219	38,003	30,578
Gross debt	11,854	12,272	13,726	13,990	9,821
Net debt	11,167	10,972	12,268	12,505	8,877
Shareholders’ equity	15,361	15,422	14,106	13,722	11,602
Capital expenditure and investments (including capitalised interest)	(3,757)	(3,437)	(3,777)	(7,712)	(5,428)
Free cash flow	4,163	4,565	3,840	229	1,651
Financial ratios	%	%	%	%	%
Return on average assets	19.4	16.3	17.5	21.6	21.1
Return on average equity	26.8	23.2	26.8	32.7	33.7
EBIT interest cover (times)(1)	8.3	6.4	7.0	9.0	8.5
EBITDA interest cover (times)(1)	12.9	10.2	10.7	12.7	12.4
Gross debt to capitalisation(2)	43.6	44.3	49.3	50.5	45.8
Net debt to capitalisation(3)	42.1	41.6	46.5	47.7	43.3
Net debt to EBITDA(1)	1.1	1.2	1.3	1.3	1.0

(1)	Earnings before interest, income tax expense,depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. Similarly, earnings before interest and income tax expense (EBIT) reflects our net profit prior to including the effects of interest revenue, borrowing costs and income taxes. EBITDA and EBIT are not USGAAP measures of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity. EBITDA and EBIT are useful to investors because analysts and other members of the investment community largely view them as key and widely recognised measures of operating performance.

(2)	Based on gross debt (total current and non-current borrowings) as a percentage of gross debt plus shareholders’ equity.

(3)	Based on net debt (gross debt less liquid interest-bearing assets) as a percentage of net debt plus shareholders’ equity.

(4)	Dividends declared in 2003 include a 3 cent special dividend.

Financial Performance

Telstra has lifted its financial performance over the 12 months to 30 June 2004. Sales revenue growth was 1.2%, with our domestic revenue growth improving to 3% in the second half of fiscal 2004. Our EBITDA margin expanded over the year — a strong result in a fiercely competitive market. Telstra invested $2.9 billion in domestic capital expenditure, and $3.1 billion overall, and we expect to maintain these levels for the foreseeable future. Our entry into third generation mobile services will add slightly to our capital expenditure.

Our vision

Telstra - Australia’s connection to the future

Our mission

To develop, design and deliver great communications solutions to all our customers

Our strategic goal

Grow the company profitably and provide attractive returns to shareholders

Our values

We will achieve this by employing terrific people who work together, in an operationally excellent way to deliver innovative products and outstanding service to our customers

www.telstra.com.au/communications/shareholder 3

Capital Management

During the 2004 fiscal year, we have returned more capital to our shareholders by way of a $1 billion share buy-back and higher dividends. The Board declared a final fully franked dividend of 13 cents per share to take the total dividends for the year to 26 cents per share, an increase of 8.3% over the previous year (excluding special dividends). The Board expects to pay dividends of approximately 80% of our normal profit 1 after tax. This will be combined with expected additional capital management initiatives totalling $1.5 billion per annum over the next 3 years, subject to maintaining the Board’s target balance sheet ratios.

Industry Trends

The telecommunications industry is recovering and is growing revenue at around 4% per annum. Financial returns are now also lifting for the many companies who have survived the recent years of industry consolidation and increased competition.

Consumers continue to assign a greater share of disposable income to communications. Communication remains a basic human need and the main constraint on our industry’s growth is not consumer capacity to afford telecommunications services, but our ability to bring exciting new products and services to market which are easy to understand and use, and represent value for money. This is a challenge Telstra welcomes and is more than ready for.

Recent Acquisitions

During the 2004 fiscal year, Telstra acquired the Trading Post® group of companies. This was followed by the acquisition of the KAZ Group in fiscal 2005. The integration of the Trading Post group with Sensis® has been successfully completed and Sensis® is delivering excellent results. The purchase of the KAZ Group was finalised in July. We are confident of performance in line with our initial expectations as business spending on information technology and telecommunications shows signs of lifting.

Business Review

Our rapid growth in broadband subscribers, particularly in the second half, will ensure we meet our 1 million customers target by June 2005. We expect to see Australia’s enthusiasm for broadband Internet accelerate further in the year ahead, and lift our revenue growth with it. Telstra continues to drive strong growth in Internet & IP Solutions, mobiles, advertising and directories. We also expect an improved contribution from our offshore operations.

Strategy

Our strategy is to remain focused on the Australasian market and to optimise outcomes from our traditional, largely regulated, businesses while growing revenue streams from new products and services. We expect another year of steady traditional revenues through continued innovation of value added

1 Excluding the impact of write downs in assets and investments or other similar unusual items.

Trading Post® is a registered trade mark of Research Resources Pty Ltd.

services on the fixed line network, call completion initiatives, improvements in service delivery to reduce churn, and the bundling of traditional products with new products and services.

Telstra’s integrated offerings across all product categories within our industry continue to meet our customers’ needs. The volume of bundled packages continues to grow, with over 1.5 million consumers now on a Rewards, Relationships, Family Phones Bonus or Calling Features packages.

Our new plans for BigPond™ broadband, along with steps taken by our competitors, have seen rapid growth in subscribers. We are committed to developing a vibrant broadband market in Australia, both at a retail and wholesale level.

Telstra has improved its performance in mobiles and our share of the valuable post-paid market has grown. The infrastructure sharing partnership with Hutchison will see us launch third generation (3G) services next year. This partnership avoids costly duplication of facilities while permitting Telstra to enter the 3G market on an expedited timescale. Importantly, it will result in competition where it should be — at the customer level.

We have repositioned our Sensis® directories business into the broader advertising market, delivering one service and brand across many platforms — print, voice, online and mobile.

Outlook

We intend to maximise the performance of our domestic operations by continuously improving the Telstra experience for our customers and potential customers.

We lead a dynamic industry — fast moving, sophisticated, hi-tech and relevant to every Australian. Within it, Telstra must set the highest standards — for innovation, service and user experience — and we will.

We expect to maintain profitable revenue growth this year as we move towards industry growth rates in 2006.

We expect to grow revenue faster than expenses. This will require sharp improvements in productivity across the Company to permit reinvestment in new capabilities and technologies. Telstra’s capital expenditure levels will remain at around $3 billion2 per annum over the medium term.

What will these initiatives deliver to our shareholders? Three things — revenue growth, attractive margins and strong cash flows — which will combine to support an active capital management program and attractive returns to our shareholders.

DONALD G McGAUCHIE — AO	ZIGGY SWITKOWSKI
Chairman	Chief Executive Officer and Managing Director

2 Excluding investment in 3G mobile telephony.

www.telstra.com.au/communications/shareholder 5

senior management and executive officers

Our senior management team is committed to enhancing shareholder value through providing continued improvements in customer service.

Strategic business units

•	Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of Telstra’s brands, advertising and sponsorships and implementing our product bundling initiatives.

•	Telstra Business and Government is responsible for providing innovative and leading edge communications solutions to Australian Business and Government that will improve both their productivity and their ability to serve their customers.

•	Telstra Country Wide® is responsible for providing telecommunications services to consumer and business customers in outer metropolitan, regional, rural and remote parts of Australia. This business unit was formed in June 2000 with the aim of improving services and growing our business in regional Australia.

•	Telstra Broadband & Media is responsible for our broadband, dial-up and online services business BigPond™, our local advertising, search and information services business Sensis and Telstra Media (including fetchmemovies®, our online DVD rental business) and our FOXTEL® investment.

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and Internet, transmission and Internet Protocol (IP), interconnection, access to our network facilities, retail/rebill products and the marketing and sales functions of our Network Design and Construction group.

•	Telstra International (which changed its name to Telstra Asia on 2 August 2004) manages our international interests in Asia, including Hong Kong CSL Limited and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments and rationalising the investments that are non-core to Telstra.

•	Infrastructure Services builds, operates and maintains Telstra’s telecommunications infrastructure. It continues to operate as Telstra’s primary service provider, with a focus on supporting the growth of the customer facing business units. Infrastructure Services is responsible for the provisioning, restoration, operation

6 Ted Pretty BA, LLB (Hons) Group Managing Director Telstra Technology,Innovation and Products Ted Pretty was appointed Group Managing Director of the Telstra Technology, Innovation and Products Group effective from 1 October 2003 and has accountability for the design,development and evolution of Telstra’s fixed, wireless and data networks, products and services. The Group also encompasses all IT services and Telstra’s Research Laboratories. Ted is also on the boards of TelstraClear and KAZ Group Limited.Previously, Ted was Group Managing Director of the Telstra Consumer and Marketing Group. Prior to this,Ted was the Group Managing Director,Telstra Retail. Ted has also held positions as Group Managing Director,Convergent Business and Managing Director,Telstra International. Before joining Telstra in 1997, Ted gained extensive experience as a representative, director and key advisor to a number of international telecommunications companies. Bruce Akhurst LLB, BEc (Hons) Group Managing Director Telstra Wholesale and Telstra Broadband & Media and Group General Counsel Bruce Akhurst has responsibility for Telstra’s Wholesale business,Telstra’s broadband business, including Internet service provider BigPond™,and Telstra’s advertising and directory business, Sensis and Telstra Media. Bruce sits on the Boards of Telstra’s major investment in New Zealand’s telecommunications market - TelstraClear,Telstra’s 50% interest in Subscription TV company,FOXTEL® and is chairman of Sensis®. Within Telstra, he has management responsibility for Telstra’s digital media strategy,which includes Telstra’s investment in FOXTEL®,and Telstra’s broadband deployment and strategy. In addition, Bruce heads Telstra’s Legal and Company Secretariat group and is Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining Telstra, he was the Managing Partner at a national law firm. David Moffatt BBus (Mgt), FCPA Group Managing Director Telstra Consumer and Marketing David Moffatt was appointed Group Managing Director,Telstra Consumer and Marketing from 1 October 2003. The group’s activities encompass the provision of fixed and mobile communications, broadband and entertainment services to the Australian consumer and SME segments. The group also manages the Telstra Shop chain and Telstra’s extensive national network of mobile phone dealers as well as Telstra’s payphone services. During the year David also headed Telstra International,was Chairman of Hong Kong CSL and Board member of FOXTEL®. David was previously Telstra Chief Financial Officer and Group Managing Director, Finance and Administration, a role he assumed in February 2001. Prior to joining Telstra,David was Chief Executive Officer, General Electric - Australia and New Zealand. Bill Scales AO, BEc, FIPAA Group Managing Director Regulatory,Corporate and Human Relations and Chief of Staff Bill Scales joined Telstra in November 2000 as Managing Director Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations on 1 August 2002 responsible for the management of Human Resources, Corporate and Political Relations, Employee Communications and Chief of Staff to the CEO. In December 2002, Bill Scales took on additional responsibilities for Regulatory Affairs, and was appointed Group Managing Director,Regulatory, Corporate and Human Relations, and Chief of Staff. Prior to joining Telstra, Bill was Secretary of the Victoria Department of Premier and Cabinet. For 6 years he was Chairman and CEO of the Industry Commission, and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, Bill held general management position s in the manufacturing sector. FOXTEL®is a registered trade mark of Twentieth Century Fox Film Corporation.

and management of Telstra’s fixed, mobile, IP and data networks, as well as the design and construction of network infrastructure. This includes voice and data, product and application platforms and the online environment.Infrastructure Services is a fully integrated service delivery business with performance targets based on customer service levels, product and network availability and maintaining a competitive cost position.

•	Telstra Technology, Innovation and Products was established in October 2003, bringing together the previous Telstra Technology business unit with other business unit product development areas and IT systems. It develops and supports products specified by our market facing business units. Underpinning the products is a range of technologies, which are optimally designed and implemented to provide the best outcome for Telstra and our customers. Telstra Technology, Innovation and Products also undertakes substantial research and development to ensure that Telstra remains at the forefront of technology in Australia.

Corporate centre business units

•	Finance & Administration is responsible for setting the financial direction for Telstra and provides finance services support to Telstra’s business units. The group manages Telstra’s cash flow, risk management, credit management, corporate services, corporate planning and analysis and business and finance services. It is also responsible for the productivity and billing directorates.

•	Corporate Development performs the functions of business development, commercial analysis, corporate strategy,mergers and acquisitions, strategic projects and investor relations.

•	Legal & Office of the Company Secretary provides legal and company secretarial services across Telstra. It is also responsible for corporate security and liaison with law enforcement agencies.

•	Regulatory,Corporate & Human Relations is responsible for the management of all regulatory issues on behalf of Telstra, including liaison with regulatory bodies, the promotion and protection of Telstra’s reputation by facilitating effective engagement of internal and external stakeholders,the management of Telstra’s interaction with Government at the Commonwealth and State level and all human relations matters across Telstra including health, safety and the environment,leadership development and training, and all workplace relations matters.

www.telstra.com.au/communications/shareholder 7 Douglas Campbell B.Eng, FAICD Group Managing Director Telstra Country Wide® Doug Campbell was appointed Group Managing Director, Telstra Country Wide® on 4 June 2000, and has over 30 years experience in the telecommunications industry both in Australia and Canada. Prior to his appointment with Telstra Country Wide®,Doug held the positions of Group Managing Director, Telstra Wholesale and International, and Group Managing Director, Carrier Services Business. He has also held the position of Group Managing Director,Network and Technology,and Group Managing Director, Consumer and Commercial Customer Operations. Before the merger of Telecom Australia and OTC in March 1992,Doug was Deputy Managing Director of Telecom Australia. Originally from Canada,Doug was President of Canadian National Communications. David Thodey BA Group Managing Director Telstra Business and Government David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director Telstra Business and Government in December 2002 and is now responsible for the company’s industry, government and business customers. Before joining Telstra,David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the Chairman of TelstraClear in New Zealand, and is also a director of the IT Skills Hub. John Stanhope B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM Chief Financial Officer and Group Managing Director Finance and Administration John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance and Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, productivity, corporate services and billing. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. In 2003 John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is Chairman of the Business Coalition for Tax Reform. John is a Director of TelstraClear Limited, REACH Ltd, Hong Kong CSL Limited, Sensis Pty Limited and Telstra Super. Michael Rocca MBA, DipEng, GAICD Group Managing Director Infrastructure Services Michael Rocca was appointed Group Managing Director of Infrastructure Services on 14 August 2002 . This unit of about 18,000 Telstra staff as well as an extensive contract workforce, has the responsibility for providing design, installation and maintenance services to all of Telstra’s Australian customers. Prior to his current assignment, Michael held a range of posts during his 34 year career including being Managing Director of a number of engineering and service organisations within the company. In his role as Managing Director of Service Operations he has led the group to achieve an enviable record in the area of delivering substantial customer service improvements, and cost reduction.

Telstra and the telecomm

How are we striving to create shareholder value?

1	Improving customer service

Cunsumer

•	Telstra will continue to enhance its mobiles, fixed line and Internet customer experience, through its Call Centres, online and retail channels. We will grow revenue, through focusing on:

–	delivering competitive relevant offers to Telstra’s youth and consumer customers; and

–	providing value added services and attractive product bundles.

Business and Government

•	Telstra aims to provide innovative and leading edge communications solutions to Australian business and government, that will both improve their productivity and ability to serve their customers.

•	Using our full services capability, Telstra is offering innovative whole of business communications solutions to protect and grow business and government revenue.

•	Deploy attractive and competitive communications solutions bundles to suit the needs of Australian business.

•	Intensely competitive customer segment.

•	Movement from traditional to non-traditional based services.

Rural and Remote

•	Increase access to mobility and high-speed data services for Australians living in rural areas.

•	Deploy fixed telephony value added services to rural areas.

•	Pursue the development of telecommunications infrastructure for rural and remote areas.

2	Optimise traditional revenues

•	Customer service • Increase utilisation • Value added services • Price innovation • Reduce costs/Improve margin

3	Grow new wave products and services

Develop the customer base and product offerings of: • Broadband • Wireless • Advertising

4	Infrastructure

•	Building, operating and maintaining Telstra’s infrastructure to offer outstanding customer service and operational excellence.

•	Creating long-term value for shareholders, through:

–	Reliable world-class networks;

–	Installation and maintenance delivered in a timely manner; and

–	Access to new technologies.

5	Transformation

Deploy a 21st century Internet Protocol (IP) Network.

unications industry

Telstra’s market share

Telstra is a fully integrated service provider with leading market shares across a broad range of products and services.

Top 20 telcos

–Telstra’s market capitalisation is approximately $64 billion as at 30 June 2004 –Market capitalisation is the number of shares multiplied by the share price
Market Capitalisation (approx.) at 30 June 2004 Telco Company ($bn)

Telstra facts at 30 June 2004

Telstra has more than... $34 billion of assets $20 billion of sales revenue $4 billion of free cash flow 40 thousand staff $3 billion capital expenditure 230 countries accessed via REACH 1.7 million shareholders and an... * Standard & Poor’s A+ credit rating*

www.telstra.com.au/communications/shareholder 9

MOBILITY A range of solutions is available to suit every customer PAGE 14 SENSIS® An advertising and directories business delivering great shareholder value PAGE 18 innovation everywhere Innovation is key to the success of the telecommunications industry and Telstra. Through innovation we are able to enhance the lives of Australians through providing greater flexibility in work and play. The pace of evolution in telecommunications is rapid. Voice services have developed from fixed telephone services to mobile voice services to mobile devices that allow us to access our e-mails and the Internet. BROADBAND Delivering fantastic customer options while driving revenue growth PAGE 16

FOXTEL® DIGITAL Revolutionising the way Australians think about TV PAGE 19 BLACKBERRY® Demonstrating the convergence of voice and data service delivery over one small hand held device PAGE 15 Telstra’s Internet solutions are continuing to improve the services available to consumers and businesses. The evolution of high speed Internet connections through broadband is changing the quantity and quality of information we have at hand. The new world of information services that Telstra is helping to create for Australians is just at your fingertips... BIGPOND™ BROADBAND ENTERTAINMENT A rich world of interactive entertainment is available to you through BigPond™ Broadband from downloadable music to exclusive sports coverage of V8 Supercars and AFL, plus more... PAGE 23 FIXED LINE Telstra is working to reinvigorate its traditional fixed telephone line services through value added services PAGE 12

TELSTRA SHOPS A RANGE OF HANDSETS ARE AVAILABLE FROM TELSTRA SHOPS AND ONLINE.
fixed line

FEATURES INCLUDE:

–	Basic access

–	Local calls

–	National long distance calling

–	International calling

–	Fixed to mobile calling

–	Inbound calling

–	Telstra Home Messages 101®

–	1#® Feature Assistant

–	Talking Text™

–	Calling number display

Our Performance

Telstra’s Public Switched Telephone Network (PSTN) revenue represents 39% of sales revenue and grew 0.9% in the 2004 fiscal year.

Telstra has been rebalancing line rental access and calling charges over time, which is consistent with Federal Government price controls. This follows a 2001 finding by the Australian Competition and Consumer Commission that Telstra was not fully recovering the capital cost of providing access to the fixed copper network.

Our Customers

Telstra continues to upgrade its copper network for the benefit of its customers through innovative new functions such as the new Talking Text™ feature, allowing customers to send a Short Messaging Service (SMS) to most Telstra fixed phones from their Telstra mobile service and to reply from most Telstra residential phones by choosing from a selection of pre-determined reply templates, a world first for this type of functionality. This product builds on the successful development of other innovative features in the fixed line network including *10#, Telstra Home Messages 101® and 1#® Telstra Feature Assistant.

Rural and Remote Customers

During the 2004 fiscal year, Telstra Country Wide® completed a $150 million contract with the Federal Government to provide untimed local calls to 28,000 customers living in the most remote parts of Australia. This project included modernising customer access to the PSTN network, by replacing older radio systems with new technologies. Upgrades are planned for a further 1,400 customers in remote areas.

Business Customers

Telstra Business and Government continues to strive for excellent customer service and offerings. For example, Enterprise Speech Solutions (ESS) is a speech recognition technology, that translates spoken word to computerised text and text to speech. Consequently, this service enables Telstra business clients to improve their customer service while driving labour productivity.

Service Quality

The Federal Government’s Network Reliability Framework (NRF) is one of the most stringent in the world. Telstra’s performance under the NRF continues to reflect that more than 99% of Telstra customers experienced a fault free service over the 2004 fiscal year.

TELSTRA HOME MESSAGES 101® THE HOME PHONE REMAINS AS RELEVANT AS EVER FOR CUSTOMERS OF ALL AGES. TELSTRA TELECARD™ TELSTRA TELECARD™ IS A CONVENIENT CALLING CARD THAT ENABLES CUSTOMERS TO MAKE PHONE, FAX AND MODEM CALLS FROM MOST PHONES IN AUSTRALIA AND MORE THAN 65 COUNTRIES. TELSTRA TELECARD™ IS ISSUED FREE AND CUSTOMERS CAN HAVE THEIR CALLS AUTOMATICALLY BILLED TO THEIR BUSINESS OR HOME PHONE ACCOUNT WITH NO MONTHLY FEES OR CREDIT CHARGES. 1#® TELSTRA FEATURE ASSISTANT WITH 1#® CUSTOMERS CAN CHECK THE STATUS OF CALL WAITING AND CALL FORWARD FEATURES AND TURN THEM ON AND OFF AND STORE FREQUENT FORWARDED NUMBERS UNDER THE CATEGORIES OF HOME, WORK, MOBILE OR OTHER.

Telstra’s performance for new service connections, measured against the Australian Communications Authority (ACA) Customer Service Guarantee (CSG) standard, continues to perform strongly at approximately 90%. Since the CSG was introduced in 1998, there has also been a continuous performance improvement in service repairs, particularly in regional, rural and remote areas.

Outlook

Telstra will continue to enhance its fixed line customer experience and hence revenue through focusing on:

+	Providing value added services;

+	Offering attractive product bundles; and

+	Competitive pricing.

As a full service provider Telstra’s advantage is its diversity of product offerings. We can balance traditional revenues derived from the copper network with migration to new technologies, such as mobiles, voice applications over the Internet and next generation data products.

PERFORMANCE INDICATORS (millions)	June 2004	June 2003	% Change
Basic access lines in service	10.37	10.46	(0.9	) ê
Local calls	9,397	9,794	(4.1	) ê
National long distance minutes	8,520	9,161	(7.0	) ê
Fixed-to-mobile minutes	4,226	3,944	7.2	é
International direct minutes	651	740	(12.0	) ê

‘Not only have we experienced cost savings of up to several hundreds of thousands of dollars a year and increased productivity, but Telstra’s ESS has also armed us with an invaluable competitive advantage’.

THE MARKETING DEPARTMENT GROUP, JOINT MANAGING DIRECTOR, MR KEVIN MOORE

www.telstra.com.au/communications/shareholder

FEATURE RICH DEVICES VOICE USAGE STILL DOMINATES, PHONES WITH CAMERAS ARE NOW AN EVERYDAY ITEM.
E-MAIL BEYOND THE OFFICE BLACKBERRY® CAN HELP BOOST PRODUCTIVITY BY PROVIDING CUSTOMERS WITH WIRELESS ACCESS TO E-MAIL WHEN AWAY FROM THE OFFICE.

FEATURES INCLUDE:

–	Mobile handsets

–	Voice calls

–	SMS

–	MessageBank®

–	BlackBerry®

–	i-Mode

–	Mobile satellite

–	Multi-media services

–	Picture messaging

Our Performance

Revenue from mobile goods and services grew by 5.4% over the 2004 fiscal year, while our customer numbers increased by 15.8%. Telstra’s mobiles business is an important part of our full service telecommunication model and represents 18.4% of sales revenue.

Customer Solutions

Telstra continues to drive innovation through its mobile product offerings. For example Telstra Mobile Link is a facility that links to a Telstra Pre-Paid Plus service so a set amount is automatically credited to a customer’s pre-paid account and billed to a mobile plan,providing greater convenience.

Telstra Business and Government is continually working with customers to provide effective solutions to their intricate telecommunications needs.Through the General Packet Radio Services (GPRS) network Telstra Business and Government has provided integrated solutions to reduce our customers’ costs and improve their quality of service. For example, the GPRS network has allowed for:

+	Real time consignment order tracking which has improved the service levels our clients can offer their customers;

+	Vehicle tracking solutions that provide instant updates of motor vehicle accidents and reduce the cost of fleet management. This solution has been popular in the fleet management industry; and

+	Improving the end customer experience and reducing our customers’ costs by using mobile SMS technology to provide automated billing information service updates.

Our Networks

Telstra offers customers access to both the Code Division Multiple Access (CDMA) and Global System for Mobile Communications (GSM) mobile networks. Telstra’s CDMA network covers over 98% of Australia’s population. The CDMA network continues to grow across regional Australia, bringing voice coverage to more remote communities and highways and putting rural and regional customers on the path to future technology improvements.

Telstra Country Wide® committed more than $30 million to complete the roll out of Australia’s first national next generation voice, data and wireless Internet network by upgrading the CDMA network to One Times Radio Transmission Technology (1xRTT). Users can send and receive e-mails, access the Internet at high speeds and use telemetry services, all from a compatible mobile phone, laptop or desktop computer fitted with a 1x PC card or modem, wherever there is CDMA coverage.

LOCATION BASED SERVICES PROVIDING DIRECTIONS AND PLACES OF INTEREST.
i-MODE® WILL PROVIDE ACCESS TO RICH CONTENT SUCH AS E-MAIL, GAMES, NEWS AND CARTOON CONTENT.

Telstra’s GSM network continues to provide a high quality of service and covers approximately 96% of the Australian population. Our GSM network has been enhanced by a GPRS overlay.

Telstra Country Wide® offers the Telstra Mobile Satellite service which delivers innovative, reliable and affordable mobile satellite communications wherever customers need them.

Mobile Data

Mobile data represents 11.9% of Telstra’s mobile revenue and grew by 34.3% over the 2004 fiscal year. This service is becoming increasingly important in retaining our leading market position for mobile services. The deployment and uptake of 3G mobile networks will further promote revenue from this service. On 4 August 2004, Telstra announced a network sharing agreement with Hutchison 3G Australia. This arrangement is subject to due diligence and consent from the ACCC, but if successful, will expand 3G availability more quickly than otherwise possible, allowing Australians to continue to enjoy the best services available.

Telstra is well positioned to provide high quality mobile data services through a number of innovative solutions including:

+	i-mode®, which will provide subscribers with access to rich content such as e-mail and games through their mobile handsets in the second half of the 2004 calender year;

+	#100#, a service providing access to information and location-sensitive material including the nearest place of interest and all the latest news and sports; and

+	BlackBerry® Individual (a fully integrated Personal Digital Assistant (PDA)), which enables customers to manage their personal or business e-mail while out and about and makes staying in touch when out of the office easy.

BlackBerry® is a registered trade mark of Research in Motion.

i-Mode® is a registered trade mark of Kabushiki Kaisha NTT DoCoMo.

PERFORMANCE INDICATORS (millions)	June 2004	June 2003	% Change
GSM services in operation	6,653	5,812	14.5	é
CDMA services in operation	951	757	25.6	é
Total services in operation	7,604	6,569	15.8	é

Voice minutes	6,145	5,255	16.9	é

SMS (messages sent)	1,903	1,413	34.7	é

‘Telstra continues to work closely with us as our business needs evolve and as we continually move to raise our service levels.’

TNT EXPRESS DIRECTOR OF INFORMATION SYSTEMS, GARY SMITH, AFTER TELSTRA PROVIDED A WIRELESS SOLUTION FOR CONSIGNMENT TRACKING

www.telstra.com.au/communications/shareholder

BIGPOND™ • SEND AND RECEIVE MESSAGES • BE ENTERTAINED • LOOK UP INFORMATION • GET BUSINESS DONE WITH THE FLEXIBILITY OF WIRELESS

FEATURES INCLUDE:

–	Dial-Up

–	ADSL

–	Cable

–	Satellite

–	ISDN

–	Frame Relay

–	ATM

–	IP Solutions

–	ADSL and Cable Home Wireless Self-Install

Our Performance

The Australian Internet Service Provider (ISP) market is very competitive with more than 300 providers of broadband and 500 providers of narrowband services. Telstra has performed strongly in the broadband market during the 2004 fiscal year. Our broadband customer numbers have grown by 122.4%. We continue to invest in infrastructure required to lead the broadband revolution in Australia.

Telstra plans to achieve 1 million broadband customers by June 2005 and $1 billion of broadband revenue by December 2006. We are on track to achieve these targets.

BigPond™

BigPond remains Australia’s largest ISP with over 1.6 million dial-up and broadband customers. BigPond provides a wide range of broadband plans as well as a full suite of narrowband products for consumer and business customers. Its ADSL, cable, satellite and ISDN services provide high-speed Internet solutions for Australians.

The 2004 fiscal year has been a landmark year for broadband take up. BigPond has made broadband more affordable for Australians by introducing entry-level broadband plans at, or near, dial-up prices (after installation). Over the next year broadband uptake is expected to accelerate as more Australians recognise its benefits and convenience. Telstra is developing an extremely important and profitable new business that will be a key driver of future growth.

The adoption of broadband will have far reaching implications for our daily lives. It will transform how we conduct our daily business, interact online and access information and entertainment services from around the globe.

Telstra is committed to superior customer service. Telstra Country Wide® is making a major contribution to broadband take-up. By August 2004, 660 exchanges in Telstra Country Wide® areas offered ADSL technology. Through the ADSL Demand Register, people in smaller communities are indicating their interest in ADSL technology, helping to determine future rollout. The customer demand required to upgrade an exchange has been cut by between 40 and 60 per cent as a result of the incentives offered under the Federal Government’s Higher Bandwidth Incentive Scheme (HiBIS).

In July 2003, Telstra released BigPond ISDN, providing a cost effective means of accessing the Internet at speeds of up to 128kbps in some areas where ADSL is not available. Nearly all Australian exchanges can deliver ISDN services. Importantly, this places high speed Internet services within reach of approximately 96% of Australia’s population.

To provide greater customer convenience, the BigPond website has been redesigned to provide customer information, online ordering and service management.

Content and Applications

A high speed Internet connection provides access to Internet content and applications significantly exceeding that available over dial-up connections. During fiscal 2004, BigPond launched several exciting products that enhance its content and application offerings. These are described in further detail on page 23.

Wholesale

Telstra Wholesale has experienced significant growth in broadband subscribers, 213% over the 2004 fiscal year. Telstra Wholesale is successfully growing the broadband market through the provision of superior service at competitive prices to its customers ranging from small ISPs to large carriers. In September 2003, the Service Providers Industry Association presented Telstra Wholesale with an achievement award for encouraging wholesale market growth.

PERFORMANCE INDICATORS (thousands)	June 2004	June 2003	% Change
Narrowband subscribers	1,194	1,158	3.1	é
Broadband subscribers	803	361	122.4	é

Total online subscribers	1,997	1,519	31.5	é

Total ADSL enabled exchanges (actuals)	1,091	952	14.6	é

DID YOU KNOW:

MORE THAN 80% OF TELSTRA’S PSTN ACCESS LINES HAVE ACCESS TO ADSL

OVER 96% OF THE POPULATION CAN ACCESS ISDN SERVICES

TELSTRA’S HYBRID FIBRE COAXIAL (HFC) BROADBAND LOCAL ACCESS NETWORK PASSES 2.5 MILLION HOMES

www.telstra.com.au/communications/shareholder

FOXTEL® FOXTEL DIGITAL OFFERS AROUND 130 CHANNELS INCLUDING NEWS, SPORTS, GENERAL ENTERTAINMENT, MUSIC, KIDS, TRAVEL, ADVENTURE AND FOOD.
1234 IS A NEW VOICE SERVICE THAT MAKES FINDING INFORMATION THROUGH THE TELEPHONE EASY. ALL CALLS TO SENSIS1234 ARE ANSWERED BY AN OPERATOR AND CALLERS CAN ASK FOR A VARIETY OF INFORMATION AND OBTAIN CONNECTION TO THEIR REQUESTED SERVICE.
DIRECTORIES® YELLOW PAGES PRINT DIRECTORY IS AUSTRALIA’S LEADING BUYING GUIDE. WHITE PAGES PRINT DIRECTORY MAINTAINS ITS POSITION AS A PREMIER INFORMATION CENTRE.

BRANDS INCLUDE:

–	Yellow Pages®

–	White Pages®

–	CitySearch®

–	Whereis®

–	Trading Post®

–	Invizage

–	sensis.com.au

–	Sensis®1234

Sensis®

Sensis has continued to perform strongly during the 2004 fiscal year, achieving revenue growth of 11%1. Impressive growth was achieved in the core businesses of Sensis through a continued focus on product innovation, sales, go-to-market effectiveness and tactical execution. The Yellow Pages print directory performed particularly well in the non-metropolitan markets, while the Yellow Pages OnLine results were outstanding with revenue growing by 63%. White Pages growth was equally impressive, with revenue from the print directory increasing by 12.9% and online 76%.

Sensis has continued to create new and innovative solutions for its customers. The continued emphasis on developing innovative solutions for advertisers is a key driver of these results. A new portfolio of Sensis search products was launched during the year to position Sensis at the forefront of the commercial search business. This new search portfolio includes Sensis1234, a premium operator assisted voice service, and sensis.com.au, a new commercial search engine. Sensis is delivering a leading edge search portfolio through a combination of online, voice and wireless technologies. This multi-channel publishing capability provides Sensis with substantial opportunities now and in the future.

As part of its local advertising and search strategy, Sensis acquired a leading Australian classified advertising business, the Trading Post group, in March 2004. Sensis has also acquired a majority shareholding in Invizage Pty Ltd, a leading provider of IT services to small and medium enterprises.

Sensis has invested in both its people and customers over the 2004 fiscal year. Customer satisfaction improved 10% last financial year based on customer satisfaction surveys. In addition its employees constantly rated up to 10% higher than the Australian average on key satisfaction measures of the Employee Opinion Survey.

During the coming year, Sensis will continue to deliver on its strategy for sustainable growth. This will be achieved through a continued focus on product innovation in the core business, the continued evolution of the Sensis search portfolio and by building on the strengths of the Trading Post group and Invizage Pty Ltd.

1 Revenue growth was 7.4% excluding the impact of the acquisition of the Trading Post Group.

Trading Post® is a registered trade mark of Research Resources Pty Ltd.

TRADING POST® IS THE LEADING PUBLISHING AND ONLINE CLASSIFIED BUSINESS IN AUSTRALIA, FITTING PERFECTLY WITH THE STRONG ADVERTISING AND SEARCH PRODUCT SET PROVIDED BY SENSIS®. SENSIS.COM.AU IS AN INNOVATIVE SEARCH ENGINE, UTILISING THE STRENGTH OF YELLOW PAGES®, WHITE PAGES®, CITYSEARCH® AND WHEREIS® DATABASE, TOGETHER WITH THE WIDER WORLD WEB.

FOXTEL®

FOXTEL Digital offers a whole new experience to subscription TV viewers, with around 130 channels of broad appeal, including news, sports, general entertainment, music, kids, travel, adventure and food. The FOXTEL Digital service includes a range of innovative new services and features including a comprehensive and easy to use Electronic Programme Guide (EPG), interactive news and sports applications, FOXTEL Box Office, which provides a near video on demand service for movie buffs, a compelling selection of new channels, as well as superior picture and sound quality.

FOXTEL Digital has experienced high demand, with over 310,000 digital customer orders since its launch. This strong consumer demand has led to FOXTEL experiencing the highest levels of sales and installation activity in its history. FOXTEL will continue to revolutionise its offering by providing services such as interactive weather, additional interactive sports applications, news polling, voting and a Personal Digital Recorder over the coming year.

In October 2003, Telstra unveiled bundling packages with the regional subscription TV operator Austar United Communications Limited. This enables customers in regional and rural Australia to enjoy benefits similar to devices provided to the metropolitan FOXTEL customer base since 2002.

FOXTEL® is a registered trade mark of Twentieth Century Fox Film Corporation.

PERFORMANCE INDICATORS	2004	2003	% Change
Unique visitors
Yellow Pages® OnLine	1,550,827	1,191,619	30.1	é
White Pages® OnLine	2,048,273	1,686,618	21.4	é
CitySearch® site	822,196	603,173	36.3	é
FOXTEL® subscribers	904,000	835,000	8.3	é

DID YOU KNOW SENSIS®:

HAS 420,000 CUSTOMERS

HAS APPROXIMATELY 10 million LISTINGS AND DISPLAY ADS

WAS THE FIRST YELLOW PAGES COMPANY TO INTRODUCE A CUSTOMER CHARTER

www.telstra.com.au/communications/shareholder

international
TelstraClear • Number two full service provider in New Zealand • Over 400,000 customers • Approximately 12% New Zealand market share* • State-of-the-art IP network * revenue market share

•	TelstraClear – Full service provider in New Zealand

•	CSL – Hong Kong mobiles

•	REACH – International connectivity

TelstraClear

TelstraClear is our fully owned, New Zealand based subsidiary. The company is performing ahead of our expectations, serving over 400,000 residential, business and government customers.

As New Zealand’s second largest full service communications provider, TelstraClear continues to connect more customers throughout New Zealand. TelstraClear is pioneering the use of Internet Protocol on a domestic and trans-Tasman, basis ensuring its business customers receive competitive prices for voice and data solutions.

Residential customers on its Wellington and Christchurch network access the country’s fastest, best value broadband services – with broadband uptake at several times the national average.

Despite regulatory decisions limiting access to the incumbent’s national telecommunications network, TelstraClear will soon be able to package its leading edge products with local telephone services, providing a full service residential offering to homes nationwide.

CSL

Telstra’s 100% owned mobile carrier CSL is Hong Kong’s leading provider of mobile voice and data services. CSL serves over one million customers and holds an estimated 32% of total revenue in the Hong Kong mobile market. CSL has maintained its premium status by offering creative solutions with strong appeal in the market place.

CSL was the first GSM operator in the world to introduce connecting tone music services, and has enjoyed rapid growth since its launch. CSL has also launched a number of world leading services this year including a SIM card containing local phone numbers for frequently visited countries in the Asia Pacific region, multiplayer games and live video services. Together with increased customer familiarity with mobile data applications, these services have enabled CSL to evolve into a mobile multimedia company.

Create a Simple Life • Most profitable mobiles business in Hong Kong • 32% of total revenue of Hong Kong’s mobile market (estimated) • Over 1 million customers
• Asia’s largest international wholesale carrier of combined voice and data services • One of the world’s top 10 carriers of international voice traffic

REACH

REACH is Asia’s largest international wholesale carrier of combined voice, international and private leased lines, and IP data services.

While Internet traffic volumes have increased by approximately 110% and private line bandwidth volumes have increased by more than 85% over the last 12 months, REACH continues to face very strong price competition from many competitors due to excess capacity in the international cable industry. Telstra and its joint venture partner PCCW Limited purchased REACH’s bank debt from its banking syndicate. The strengthening of REACH’s financial position places it on a stronger footing to generate adequate returns.

Telstra and PCCW will continue to review structural options aimed at improving the overall operational performance of the REACH business. REACH is an important strategic asset that complements Telstra’s domestic infrastructure capability.

Global business solutions

Recent acquisitions in the UK have strengthened our ability to deliver Global Business Solutions to multi-national corporations. We have business offices in the Asia Pacific region, Europe and the US to support the local, regional and global telecommunications requirements of these customers. Together with our partners and alliances, we have the network capabilities to offer customers access to more than 230 countries and territories across the globe. We provide total network solutions including dedicated consulting, planning, project management, system integration and customer support seven days a week.

DID YOU KNOW:

TELSTRACLEAR HAS THE ABILITY TO SELL RESIDENTIAL SERVICES TO 99% OF THE NEW ZEALAND POPULATION

TELSTRACLEAR ACHIEVED 100% CUSTOMER GROWTH IN IP NETWORKS

INTERNATIONAL INTERNET VOLUMES HAVE INCREASED 110%

INTERNATIONAL PRIVATE LINE BANDWIDTH VOLUMES HAVE INCREASED 85%

www.telstra.com.au/communications/shareholder

product & service innovations

TELSTRA RESEARCH LABORATORIES:

-	Clayton in
Melbourne, Victoria

-	Sydney,
New South Wales

-	Launceston, Tasmania

Continuing innovation is core to the long term success of Telstra as a leading player in the telecommunications industry.

Fibre to the Premises

Telstra has launched a commercial pilot of Fibre to the Premises (FTTP). FTTP is an infrastructure that can deliver telephony, broadband data and digital subscription television services to customer premises on an optical fibre platform. Two trials have been announced in Queensland. Subject to the outcome of the trials the technology will progressively become Telstra’s standard infrastructure for most new estates and significant multi-dwelling unit developments over the next few years.

Innovations in Mobiles

Push To Talk (PTT), was launched in the Australian market in June 2004 as a significant innovation in the mobile market through the provision of a new style of group communication. PTT offers a ‘walkie-talkie’ style service, such that a Telstra customer simply presses a button to talk to another Telstra PTT user instantly.

PTT meets an existing demand in the industry, government and business segments. Excellent potential also exists in the consumer segments, particularly the youth segment.

Telstra provides high speed Internet and corporate network access across both Telstra CDMA 1x and Telstra Wireless Hotspot® technologies through the Telstra Wireless PC Pack launched in October 2003.

IP Solutions

Telstra offers a range of IP Solutions to suit the needs of its customers. Telstra Connect IP provides a comprehensive wide area network offering that integrates network management and data connectivity with customer premises equipment. The variety of different access types available within Telstra’s Connect IP ensures sufficient flexibility to cater to a wide variety of customer needs. Connect IP has particular appeal in the business segment, where it can alleviate much of the anxiety associated with networking decisions by providing one convenient, integrated solution for both data and voice products.

BROADBAND ENTERTAINMENT INNOVATIONS A RICH WORLD OF INTERACTIVE ENTERTAINMENT IS AVAILABLE TO YOU THROUGH BIGPOND BROADBAND FROM DOWNLOADABLE MUSIC TO EXCLUSIVE SPORTS COVERAGE OF V8 SUPERCARS AND AFL,PLUS MORE...

Innovations for Business and Government

Business Digital Subscriber Line (DSL) is a broadband data service that offers data rates at demanding business grade service levels. Business DSL provides customers with a cost effective way of data networking many locations. This is of particular appeal to our retail and banking customers. Telstra’s Business DSL was launched in November 2003. We have received a very positive customer response to this business data solution.

Telstra Business and Government is continually developing innovative solutions for its customers including the end to end management of an organisation’s communications and technology requirements. For example, Qantas have outsourced the management of their technology infrastructure to Telstra, making significant cost savings in capital infrastructure. This has enabled Qantas to manage information technology costs more effectively. This is one of the largest managed technology and communications contracts in Australian corporate history.

On 19 July 2004, we completed the acquisition of the KAZ Group. KAZ Group will combine with Telstra to service our business customers’IT needs, differentiating Telstra as the only communication company in Australia capable of providing end to end ICT services from within its own group of companies.

Innovations in BigPond™ Broadband Entertainment from BigPond

BigPond launched a number of innovative customer offerings this year providing exciting benefits to its broadband customers. BigPond Music was launched in January to establish an online downloadable music service in Australia, with music from all the major record labels plus live and exclusive music. BigPond Sports also offers its broadband customers Internet exclusive coverage of the V8 Supercars Series. BigPond broadband customers also have exclusive access to every AFL match replay online and can create their own match highlights from the top marks and top goals of every round. BigPond has also launched an online DVD rental service ‘fetchmemovies®’, with free delivery of DVDs to your door and no late fees. Now more than ever Australians have access to compelling broadband content that they can’t get anywhere else, with even more broadband content innovations underway.

‘Telstra Wireless Hotspots® will make their stay even more productive and comfortable and complement the modem connections we offer our guests in their rooms.’

CONSTELLATION HOTEL GROUP’S GENERAL MANAGER, MR MURRAY WRIGHT

‘The deployment of Telstra’s IP based network will allow many of our residents to enjoy faster access to specialised medical services which reduces unnecessary delays and the need to transport patients long distances.’

FERGUS FITZSIMIONS, CEO NEW ENGLAND AREA HEALTH SERVICE

www.telstra.com.au/communications/shareholder

OUR VOLUNTEERS, TELSTRA FRIENDS, SUPPORT COMMUNITIES ALL OVER AUSTRALIA • THEY CONTRIBUTED TO MORE THAN 300 DIFFERENT EVENTS OVER THE YEAR. • TELSTRA FRIENDS AND THEIR FAMILIES HAVE CONTRIBUTED OVER 50,000 HOURS TO CLEAN UP AUSTRALIA SINCE 1999 • THIS YEAR TELSTRA FRIENDS MANAGED 77 TELSTRA ‘CLEAN UP AUSTRALIA’ SITES ACROSS THE NATION.
corporate social responsibility

OUR SPONSORSHIPS INCLUDE:

•	Telstra National Aboriginal & Torres Strait Islander Art Awards

•	Sydney Cancer Centre

•	Telstra Small Business Awards

•	onTrac @ Peter Mac

•	Telstra Child Flight

At Telstra we have a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate. Being a successful company is not just about financial performance; it is also about being a good corporate citizen, living our Telstra Values in every decision we make, every day.

In October 2003, we released our first report on our performance in areas that fall into our definition of Corporate Social Responsibility (CSR). The report provided an overview of Telstra’s impact, performance and future commitments across four categories – the community, environment, economy and industry.

This report can be found at www.telstra.com.au/communications/csr and will be updated on an annual basis to report on our CSR commitments and performance.

The Community

Telstra is there for the community in times of need. During the Tamworth floods in January 2004 Telstra assisted the community with interim services, prompt service restoration and the support of volunteers manning the emergency support hotline.

Telstra Friends, one of Australia’s largest corporate volunteer programs with more than 4,000 volunteers, donated more than 19,000 volunteer hours at more than 300 community events and raised more than $185,000 for charities. In addition, new Telstra sponsorships included the onTrac @ Peter Mac program for adolescent and young adult cancer care, and a specialist Burns Unit of the Royal Perth Hospital.

Now in its third year, the Telstra Foundation® continues to support Australian children and young people through its program of grants, giving more than $8 million since it was established in April 2002.

Environment

Two key initiatives resulted in resource minimisation and waste re-use in Telstra during the year. Telstra has launched a national Green Office Program aimed at reducing the environmental impacts of office activities. With a number of partners, Telstra has also established a system to collect and treat water from Telstra pits for re-use in council parks and sports fields to recycle an increasingly precious resource.

Economy

Telstra is a major taxpayer and our expenditure on products and services is in excess of $7 billion per annum. The majority of the expenditure is spent with Australian suppliers. Telstra also pays dividends to shareholders, reinvests profits into our network and develops new opportunities for our business that often result in a benefit to the overall economy.

Industry

Telstra plays a lead role with the Australian Mobile Telecommunications Association (AMTA). Working with AMTA and the Mobile Carriers Forum, Telstra developed an education video to raise public awareness of electromagnetic energy from mobiles. Telstra collaborated with AMTA and other mobile phone carriers to implement the IMEI (serial number) blocking process across all mobile phone carriers, making a lost or stolen mobile phone virtually useless.

Our Customers

In 2002, we also established our Access for Everyone package, which assists Australians who are disadvantaged and/or on low incomes to obtain and maintain basic home telephone services. Access for Everyone has been developed in consultation with an independent committee called the Low Income Measures Assessment Committee (LIMAC) which includes representatives from various community organisations including the Australian Council of Social Services (ACOSS), The Salvation Army and The Smith Family. In the 2004 fiscal year, through our Access for Everyone package, we provided assistance to more than 1.3 million customers through programs like our bill assistance program, pensioner concessions and special services for the homeless, and delivered more than A$160 million in benefits to disadvantaged customers.

PERFORMANCE INDICATORS	June 2004	June 2003	% Change
Recycling through the Book Muncher®	67.2%	66.4%	1.2	% é
Directory Recycling Program
Telstra Friends – volunteer hours	19,412	19,140	1.4	% é

DID YOU KNOW THAT THIS YEAR THE TELSTRA FOUNDATION® HAS:

PROVIDED $3.63 MILLION TO 102 GRANTS THROUGH THE TELSTRA COMMUNITY DEVELOPMENT FUND

DONATED $675,065 THROUGH THE TELSTRA KIDS FUND FOR 590 LOCAL PROJECTS INVOLVING CHILDREN AND YOUNG RELATIVES OF TELSTRA PEOPLE

www.telstra.com.au/communications/shareholder

board of directors
Donald G McGauchie – AO Chairman (appointed 20 July 2004) Director since September 1998 Chairman Telstra Country Wide® Advisory Board from July 2000 to August 2004.
Zygmunt E Switkowski BSc (Hons), PhD, FAICD Chief Executive Officer (CEO) and Managing Director CEO and Managing Director since March 1999
John T Ralph – AC FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU) Deputy Chairman Director and Deputy Chairman since October 1996, Interim Chairman 14 April 2004 – 20 July 2004
John E Fletcher FCPA Director since November 2000
Charles Macek BEc, MAdmin, FSIA, FAICD, FCPA, FAIM Director since November 2001
Chairman, Rural Finance Corporation of Victoria; Deputy Chairman, Ridley Corporation Ltd; Director, Reserve Bank of Australia, National Foods Limited, James Hardie Industries NV and Nufarm Limited.
Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government, including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie – Terrick West Estate. Age 54.
Number of board meetings held: 11 Number of board meetings attended: 10 Number of shares held:
– Direct interest nil
– Indirect interest 34,328 Salary and fees: $45,871 DirectShare: $30,000 Other benefits: $94,822
Total: $170,693
Director of FOXTEL. Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and the Business Council of Australia. Age 56.
Number of board meetings held: 11 Number of board meetings attended: 11 Number of shares held:
– Direct interest 46,800
– Indirect interest 88,850 Incentive plans and personal performance reviews are: Fixed remuneration: $1,339,314 Short term incentive: $627,300 Other benefits: $99,828 Deferred remuneration: $660,854 Total cash and deferred remuneration: $2,727,296
Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Director, Australian Farm Institute; Member, Board of Melbourne Business School; President, Scouts Australia, Victorian Branch and Patron of St Vincent’s Institute Foundation. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited. Age 71
Number of board meetings held: 11 Number of board meetings attended: 11 Number of shares held:
– Direct interest 1,000
– Indirect interest 74,843 Salary and fees: $141,852 DirectShare: $28,000 Other benefits: $83,068
Total: $252,920
Managing Director and Chief Executive Officer of Coles Myer Ltd. Formerly Chief Executive and Managing Director of Brambles Industries Ltd. Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe. Age 53.
Number of board meetings held: 11 Number of board meetings attended: 10 Number of shares held:
– Direct interest nil
– Indirect interest 48,060 Salary and fees: $37,800 DirectShare: $35,000 Other benefits: $33,018
Total: $105,818
Chairman, Sustainable Investment Research Institute Pty Ltd and Financial Reporting Council (FRC); Director, Vertex Capital Pty Ltd, Williamson Community Leadership Program Ltd and Wesfarmers Ltd; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also formerly Chairman and Director of IOOF Holdings Ltd and Centre for Eye Research Australia Ltd and Director of Famoice Technology Pty Ltd. Mr Macek has had a long association with the finance and investment industry. Age 57.
Number of board meetings held: 11 Number of board meetings attended: 11 Number of shares held:
– Direct interest nil
– Indirect interest 39,462 Salary and fees: $67,450 DirectShare: $19,000 Other benefits: $89,531
Total: $175,981

Catherine B Livingstone Samuel H Chisholm
BA (Hons), FCA, FTSE Director since November 2000 Director since November 2000 Belinda J Hutchinson John W Stocker — AO Anthony J Clark — AM BEc, FCA MB, BS, BMedSc, PhD, FCA, FAICD Director since November 2001 FRACP, FTSE Director since October 1996 Director since October 1996 Director, Energy Australia Limited, Chairman, FOXTEL (FOXTEL Chairman, Sigma Company Ltd; Chairman, CSIRO and the Chartered Accountant; formerly QBE Insurance Group Limited, Management Pty Ltd, FOXTEL Director, Cambridge Antibody Australian Business Foundation; Managing Partner KPMG NSW St Vincent’s and Mater Health Cable Television Pty Ltd,Customer Technology Group plc, Circadian Director, Sydney Institute and (1992-1998); Chairman, Maritime Sydney Ltd and State Library of Services Pty Ltd). DirecTechnologies Ltd and Nufarm Ltd; Director, Macquarie Bank Limited; Industry Finance Company Ltd and NSW. Consultant, Macquarie Bank Australian Wool Services Ltd and Principal, Foursight Associates Pty Member, Department of Cumnock Coal Limited; Deputy Limited.Ms Hutchinson has a Victor Chang Cardiac Research Ltd. Formerly Chief Scientist, Accounting and Finance Chairman, Tourism Australia; long association with the banking Institute. Mr Chisholm was the Commonwealth of Australia and Advisory Board Macquarie Director, Amalgamated Holdings Ltd industry and has been associated Chief Executive and Managing Chairman of Grape and Wine University. Age 48. Group, Ramsay Health Care Ltd and with the Macquarie Bank since Director of British Sky Broadcasting Research and Development Number of board meetings Carlton Investments Ltd. Age 65 1993. Ms Hutchinson was an and Executive Director of The Corporation. Age 59. held: 11 Number of board meetings held: 11 Executive Director of Macquarie News Corporation (1990-1997). Number of board meetings held: 11 Number of board meetings Number of board
Bank and was previously a Vice For 17 years previously he was Number of board meetings attended: 11 meetings attended: 11 President of Citibank Ltd. Age 51 Chief Executive and Managing attended: 11 Number of shares held: Number of shares held: Number of board meetings Director of the Nine Network Number of shares held: — Direct interest 10,400 - Direct interest 10,000 held: 11 Australia Limited. Age 64. — Direct interest 800 — Indirect interest 15,641 - Indirect interest 52,503 Number of board meetings Number of board meetings — Indirect interest 80,944 Salary and fees: $67,450 Salary and fees: $67,450 attended: 11 held: 11 Salary and fees: $34,499 DirectShare: $19,000 DirectShare: $19,000 Number of shares held: Number of board meetings DirectShare: $77,396 Other benefits: $42,161 Other benefits: $61,820 — Direct interest 37,111 attended: 11 Other benefits: $68,196 Total: $128,611 Total: $148,270 - Indirect interest 27,837 Fees have been declined Total: $180,091 Salary and fees: $59,661 by director’s choice. DirectShare: $13,859 Other benefits:
$81,782
Total: $155,302

During the year ended 30 June 2004, Robert C Mansfield resigned as Director and
Chairman on 14 April 2004; and William A Owens resigned as Director on 6 May 2004.

www.telstra.com.au/communications/shareholder

directors’ report

The directors present their report on the consolidated entity (Telsra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2004.

Principal activity

Telstra’s principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra’s net profit for the year was $4,118 million (2003: $3,429 million). This was after:

• deducting income tax expense of $1,731 million (2003: $1,534 million); and

• allowing for net losses attributable to outside equity interests in controlled entities of $1 million (2003: $35 million).

Earnings before interest and income tax expense was $6,560 million, representing an $837 million increase or 14.6% from the prior year’s result of $5,723 million.

Earnings per share increased by 21.8% from 26.6 cents per share in fiscal 2003 to 32.4 cents per share in the current year. Year on year results have been impacted by a number of factors which are described below.

Review of operations

Profit before income tax expense for fiscal 2004 increased by 18.7% from the prior year to $5,848 million primarily due to the fiscal 2003 profit before income tax expense including the write off of our investment in our 50% owned joint venture, REACH Ltd (REACH), amounting to $965 million.

Sales revenue increased by $242 million to $20,737 million in fiscal 2004. The increase was mainly due to growth in mobiles, Internet and IP solutions, PSTN products and advertising and directories, offset by a decline in revenues from Hong Kong CSL.

Other revenue (excluding interest revenue) decreased by $578 million to $543 million in fiscal 2004, predominantly due to our other revenue in fiscal 2003 including the revenue from the sale of seven office properties amounting to $570 million.

Reported operating expenses (before borrowing costs and share of net losses of joint venture entities and associated entities) decreased by $226 million or 1.5% to $14,642 million. The decrease was mainly due to:

•	the carrying value of assets and investments sold in the prior year being $547 million larger than in the current year primarily due to the sale of the properties noted above;

•	partially offset by a provision raised for the non-recoverability of a loan to REACH of $226 million; and

•	$130 million of costs to exit our contractual commitments for information technology services with IBM Global Services Australia Limited corresponding with the sale of our interest in this business.

Net borrowing costs decreased by 10.4% to $712 million in fiscal 2004 primarily due to a reduced debt portfolio in the current year and the close out of interest rate swaps in fiscal 2003. This has been offset by reductions in interest received as a result of lower holdings of short term-liquid assets and interest revenue generated by the PCCW converting note following partial redemption in the prior year.

Income tax expense increased by 12.8% to $1,731 million in fiscal 2004, primarily due to a $201 million tax benefit recognised in the prior year on initial adoption of the tax consolidation legislation. Tax expense also increased due to the higher profit of the group, giving an overall effective tax rate of 29.6%.

Our free cash flow decreased by 8.8% to $4,163 million as a result of lower proceeds from asset and investment sales and the purchase of controlled entities, offset by improved cash flows from operating activities. Operating capital expenditure declined by 7.5% to $3,015 million due to tight control of our capital expenditure program. Proceeds from the sale of property, plant and equipment decreased by $629 million to $168 million mainly as a result of the sale of seven office properties in fiscal 2003. Investment expenditure amounted to $668 million in fiscal 2004, which included the acquisition of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post group).

Dividends

The directors have declared a final ordinary dividend for the year ended 30 June 2004 of 13 cents per share ($1,642 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend will be 24 September 2004 with payment being made on 29 October 2004.

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2005 earnings. We have announced a capital management program through which it is intended that we will declare ordinary dividends of around 80% of normal profits after tax and return $1.5 billion per annum to shareholders through special dividends or share buy-backs each year through to fiscal 2007.

During fiscal 2004, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final ordinary dividend for the year ended 30 June 2003	28 August 2003	31 October 2003	12 cents franked to 100%	$1,544 million
Interim ordinary dividend for the year ended 30 June 2004	12 February 2004	30 April 2004	13 cents franked to 100%	$1,642 million

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

•	On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The cost of the share buy-back comprised purchase consideration of $1,001 million and associated transaction costs of $8 million; and

•	On 5 March 2004, we purchased 100% of the share capital of Trading Post group for total cash consideration of $638 million. This included payments for shares (including associated acquisition costs) of $448 million and the repayment of Trading Post group loans of $190 million.

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

•	the likely developments in Telstra’s operations; or

•	the expected results of those operations in the future.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs other than:

•	On 19 July 2004, Telstra Corporation Limited acquired 100% of the issued share capital of KAZ Group Limited (KAZ), a provider of technology services, business services and software solutions. Telstra paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of $333 million;

•	On 12 August 2004, the directors of Telstra Corporation Limited disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately $750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of $750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005; and

•	On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the Boards of both companies. Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA $450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effects of the above transactions were not brought to account as at 30 June 2004.

Details about directors and executives

Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:

•	Robert Mansfield resigned as Director and Chairman on 14 April 2004;

•	On 6 May 2004, William Owens resigned as a member of the Board of Directors; and

•	On 20 July 2004, Donald McGauchie was appointed Chairman of the Board of Directors.

During the period 14 April 2004 to 20 July 2004 John Ralph held the position of Interim Chairman.

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Information about directors is provided as follows and forms part of this directors’ report:

•	names of directors and details of their qualifications, experience and special responsibilities are given on pages 26 to 27;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 32;

•	details of directors’ shareholdings in Telstra are shown on page 41; and

•	details of directors’ emoluments are given on pages 33 to 34.

Senior executive emoluments

This information is provided on pages 34 to 40 and forms part of this report.

Performance rights, restricted shares, options and deferred shares

Telstra’s equity based compensation includes performance rights, restricted shares, options and deferred shares. Performance rights, restricted shares, and options have performance hurdles. If the hurdles are not met there is no vesting entitlement to acquire Telstra shares. From 1 July 2002, Telstra suspended its option plan and replaced it with a deferred share plan. Generally, deferred shares will only vest when a specified service period is completed.

Telstra expenses the fair value of all performance rights, restricted shares, options and deferred shares in the results reported under United States generally accepted accounting principles (USGAAP). Consistent with Australian generally accepted accounting principles (AGAAP), the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When the Australian equivalent of international accounting standard IFRS 2 “Share based payment” is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, $285 million has been expensed in the company’s USGAAP financial statements in relation to the shares allocated under TESOP97 and TESOP99. Performance rights, restricted shares, options and deferred shares have given rise to a further expense of $97 million in the USGAAP financial statements since inception. In the AGAAP financial statements, an amount of $50 million has been expensed in relation to the performance rights and restricted shares. In fiscal 2004, the company has issued performance rights and deferred shares, with $19 million (2003: $19 million) expensed under USGAAP and $19 million (2003: $19 million) under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

The trustee of the plan must purchase shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights, restricted shares and deferred shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra’s statement of financial position as funding is provided to the trustee by Telstra.

Directors’ and officers’ indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

•	directors (including past directors);

•	executive officers (other than directors) and certain employees generally; and

•	employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991(Cwth)).

Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.

The indemnity in favour of employees relating to Telstra Sale Schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra Sale Scheme.

Directors’ and officers’ insurance

Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and regulatory compliance

Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.

The Board is responsible for overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness. The Audit Committee has been delegated specific responsibility for assisting the Board in discharging this responsibility and in the oversight of the Company’s compliance programs. This oversight is facilitated by the preparation of a quarterly legal and regulatory compliance and risk report summarising compliance initiatives and issues across the Company.

Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.

The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.

This program based approach is supported by the corporate wide, legal and regulatory compliance framework and a network of compliance managers. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.

These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

Donald G McGauchie	Ziggy Switkowski
Chairman	Chief Executive Officer and
Managing Director

12 August 2004

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Directors’ profiles

As at 12 August 2004, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected(1)
Donald G McGauchie	54	Chairman	1998	2003
John T Ralph	71	Deputy Chairman	1996	2003
Zygmunt E Switkowski(2)	56	Chief Executive Officer, Managing Director	1999	—
Samuel H Chisholm	64	Director	2000	2002
Anthony J Clark	65	Director	1996	2002
John E Fletcher	53	Director	2000	2003
Belinda J Hutchinson	51	Director	2001	—
Catherine B Livingstone	48	Director	2000	2002
Charles Macek	57	Director	2001	—
John W Stocker	59	Director	1996	2003

(1)	Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.

(2)	On 27 August 2003, the Telstra Board of Directors re-appointed the chief executive officer, Zygmunt E Switkowski, for a further term until 31 December 2007.

A brief biography for each of the directors as at 12 August 2004 is presented on pages 26 to 27.

Directors’ meetings

Each director attended the following meetings and Board committees during the year as a member of the Board or relevant committee:

Board			Committees
					Nominations and
			Audit		Remuneration (7)		Technology(8)
Name	a	b	a	b	a	b	a	b
D G McGauchie(6)	11	10	—	—	11	11	—	—
J T Ralph (3)	11	11	3	2	11	11	—	—
R C Mansfield (1)(5)	7	6	—	—	5	5	—	—
Z E Switkowski	11	11	—	—	—	—	3	3
S H Chisholm	11	11	—	—	—	—	—	—
A J Clark	11	11	6	6	—	—	—	—
J E Fletcher	11	10	—	—	—	—	—	—
B J Hutchinson	11	11	—	—	—	—	—	—
C B Livingstone	11	11	6	6	—	—	3	3
C Macek	11	11	6	5	8	8	—	—
W A Owens (2)	8	7	—	—	—	—	—	—
J W Stocker (4)	11	11	6	6	6	6	3	3

Column a: number of meetings held while a member.

Column b: number of meetings attended.

(1)	Resigned as Director and Chairman on 14 April 2004.

(2)	Resigned as Director on 6 May 2004.

(3)	Whilst acting as Interim Chairman from 14 April 2004 to 20 July 2004, Mr Ralph stepped aside from membership of the Audit Committee.

(4)	Appointed to the Nominations & Remuneration Committee on 31 March 2004.

(5)	Resigned from the Nominations & Remuneration Committee on 31 March 2004.

(6)	Appointed as Chairman of the Nominations & Remuneration Committee on 3 December 2003. Appointed as Chairman of the Board on 20 July 2004.

(7)	The Appointments & Compensation Committee was renamed to the Nominations and Remuneration Committee on 6 February 2004.

(8)	The Technology Committee was established to provide a forum to brief Directors on emerging technologies and the Company’s technology strategy. There were three meetings held during the year.Meetings of the Committee are open to all Directors.

Emoluments for Board members and senior executives

Non-executive directors’ remuneration

Salary & fees

Telstra directors are remunerated in accordance with our constitution, which provides for the aggregate limit for directors’ fees (under our constitution this includes salary, superannuation benefits and DirectShares) to be set and varied by approval of a resolution at the annual general meeting of shareholders.Our constitution provides that the allocation of salary, superannuation benefits and DirectShares among the directors within the pool limit shall be determined by the Board. The current pool approved by shareholders at the November 2003 Annual General Meeting is $1,320,000 (2003: $1,150,000). The actual fees and the amount of non-monetary benefits, retirement benefits and other amounts paid are disclosed below. Directors are required to take at least 20% of their fees in Telstra shares, which are purchased on market.

Non-monetary benefits

Directors receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or Committees, or when otherwise engaged on the business of the Company in accordance with Board policy. Telstra also provides directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, Telstra also makes products and services available to directors without charge to allow directors to familiarise themselves with our products and services and recent technological developments. To the extent we consider that this provides a personal benefit to a director, this is included in the “non-monetary benefits” column in the table following.

					Equity	Post Employment		Other
	Primary benefits				Compensation	Benefits		Compensation	Total
	Salary	Non-	Other		DirectShares	Super-	Increase in	Payment of
	and fees	monetary				annuation	retirement	retirement
		benefits(1)				benefits	benefits	benefits
Name	($)	($)	($)		($)	($)	($)	($)	($)
Non-Executive Directors
Donald G McGauchie (2)	45,871	5,285	50,000	(3)	30,000	8,629	30,908	—	170,693
John T Ralph (4)	141,852	4,172	—		28,000	— (5)	78,896	—	252,920
Robert C Mansfield (6)	144,200	139	—		56,000	19,800	—	396,664	616,803
Samuel H Chisholm(7)(8)	—	—	—		—	—	—	—	—
Anthony J Clark	67,450	5,338	—		19,000	8,550	47,932	—	148,270
John E Fletcher	37,800	1,720	—		35,000	7,200	24,098	—	105,818
Belinda J Hutchinson	59,661	3,512	—		13,859	6,480	71,790 (9)	—	155,302
Catherine B Livingstone	67,450	3,607	—		19,000	8,550	30,004	—	128,611
Charles Macek	67,450	3,192	—		19,000	8,550	77,789 (9)	—	175,981
William A Owens (10)	46,154	—	31,529	(11)	30,000	—	—	74,083	181,766
John W Stocker	34,499	4,501	—		77,396	3,105	60,590	—	180,091

(1)	Includes the value of the personal use of products and services and other related fees.

(2)	Mr McGauchie was appointed Chairman on 20 July 2004.

(3)	This amount is paid to Mr McGauchie for membership of the Telstra Country Wide® Advisory Board. These fees are for contribution of services in addition to Board duties.

(4)	Mr Ralph was appointed as Interim Chairman from 14 April 2004 to 20 July 2004.

(5)	Under current superannuation legislation Mr Ralph does not receive superannuation benefits as he has passed his 70th birthday.

(6)	Mr Mansfield resigned from the Telstra Board on 14 April 2004.

(7)	Mr Chisholm has declined to receive directors fees.

(8)	Mr Chisholm receives fees of $150,000 from FOXTEL® for services to them as Chairman of their Board.

(9)	Ms Hutchinson and Mr Macek this year became entitled to retirement benefits after passing the 2 year hurdle described under Retirement Benefits.

(10)	Mr Owens resigned from the Telstra Board on 6 May 2004.

(11)	Mr Owens, a US based director, received management consultancy fees of $31,529 (paid in US dollars). These payments are not included when calculating the total aggregate remuneration pool. These fees are for contribution of services in addition to Board duties.

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Equity compensation – DirectShare

As part of the overall remuneration strategy and to encourage a longer term perspective, directors are required to receive a minimum of 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares are purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group. In accordance with our policy, directors may state a preference to increase their participation in the DirectShare Plan. Where this occurs, we may provide a greater percentage of directors’ fees in Telstra shares.

Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in those shares allocated under the DirectShare Plan during the period the shares are held in trust.

Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation.

Remuneration policy for the CEO & senior executives

The Nominations & Remuneration Committee (formerly the Appointments & Compensation Committee) is accountable for reviewing and recommending to the Board the remuneration arrangements for Telstra’s CEO and senior executives reporting to the CEO. The Committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. Additionally, the Committee engaged an independent specialised remuneration consultant to provide advice to warrant that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required in these roles. The Committee has met with the consultant as well as receiving reports from him.

Where this occurs,we may provide a greater percentage of directors’fees as superannuation contribution, subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

Retirement benefits

Telstra will not provide retirement benefits for directors appointed to the Telstra Board after fiscal 2002. However, non-executive directors appointed prior to that date are eligible to receive retirement benefits on retiring as a director with Telstra. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total emoluments in the preceding 3 years.Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months served as a director.

The table below provides the estimated retirement benefit that each director would receive had they retired as a director of Telstra as at 30 June 2004.

		Estimated Retirement
		Sum as at 30 June 2004
Name	Position	$
Donald G McGauchie	Chairman	145,277
John T Ralph	Deputy Chairman	371,735
Samuel H Chisholm(1)	Director	—
Anthony J Clark	Director	223,882
John E Fletcher	Director	90,535
Belinda J Hutchinson	Director	71,790
Catherine B Livingstone	Director	96,858
Charles Macek	Director	77,789
John W Stocker	Director	269,046

(1) No estimated retirement benefit as fees have been declined by the director

The Committee has adopted a set of principles used to guide decisions related to the remuneration of the senior executives. Specifically,these principles are designed to link the level of remuneration of the CEO and senior executives with the financial and operational performance of the Company. The principles are that the arrangements are:

•	simple and easy to communicate;

•	tansparent so that all elements are visible;

•	linked to the performance of the Company;

•	differentiated based on individual performance;

•	market competitive to attract and retain talent;

•	fair and equitable; and

•	aligned with the achievement of the Company’s long term business objectives.

Linking rewards to performance

The CEO and senior executives are eligible for an annual short term incentive (STI) based on a range of Company financial, organisational and individual performance measures. The design of the STI plan was approved by the Telstra Board at the beginning of the financial year.

The plan focuses on the Company financial performance measures of EBIT growth, revenue growth and, in the case of the CEO, return on investment. These measures represent 65% of the CEO’s “on target” incentive payment and 50% of the senior executives’“on target” incentive payment. The remaining 35% of the CEO’s “on target” incentive payment is made up of measures of key Company customer service, employee opinion survey results and personal priorities determined by the Board. The remaining 50% of the senior executives’“on target” incentive payment is based on achievement of their respective business unit financial performance measures (20%) and performance against individual pre-determined key result areas (30%).

The design of the incentive plan requires each measure to achieve a minimum performance level or “threshold” before any payment for that measure becomes eligible. If the minimum level is achieved, then 50% of the amount assigned to that measure becomes payable. Achievement of the “target” level for each measure will qualify 100% to be paid. Similarly, achievement of a stretch target or “cap” will qualify 200% to be paid. A sliding scale operates for any performance level in between threshold and cap. We are of the view that this provides a significant direct link of the senior executive’s remuneration to the performance of the Company.

At the end of the financial year, the Board assesses performance against these measures and determines the amount of the annual incentive payment based on overall performance against the plan. The CEO is not present during discussions, or involved in any of the decision making, on the structure or outcome of the annual incentive payment to him.

In the case of the CEO’s and senior executives’ long term incentive (LTI) plan, the relationship to Company performance is directly linked in two ways. Firstly, the vesting of any performance rights is dependant on the achievement of a market based performance hurdle, namely, the relative TSR ranking against the S&P ASX Top 200 (Industrials) (“Peer Group”). Secondly, the market value of the equity instruments will significantly impact the value derived by the CEO and senior executives, if and when they vest.

For the performance rights allocated in fiscal 2004 to achieve 50% of their vesting entitlement, the Telstra 30 day average total shareholder return (TSR) must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the Peer Group at allocation date, between the third and fifth anniversary of allocation.

Furthermore, performance rights vest on a performance scale. In order to achieve 100% of vesting entitlement of the performance rights, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtaining the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1 then 50% of the allocation will lapse. The remaining 50% may vest if the 50th percentile is achieved during the remainder of the performance period.

As part of its normal practice, the Board reviews the remuneration arrangements of the CEO and senior executives on a regular basis. As a result of this review, the Board has decided to change the structure and re-balance the arrangements for fiscal 2004. The major change is that the Board has decided to discontinue the Deferred Remuneration plan. Deferred remuneration was regarded as fixed remuneration subject to continued employment with Telstra for 3 years. Instead, the remuneration value normally attributed to deferred remuneration will be allocated evenly between fixed remuneration and the annual short term incentive.

Furthermore, whilst the actual payment made to the CEO and senior executives under the annual STI plan will continue to be measured against Company, business unit and individual performance, only half will be delivered in cash. The other half will be delivered as rights to Telstra shares which will vest in equal amounts over the next 3 years at 12 month intervals. The Growthshare Trust will purchase the shares on market and hold the rights in trust until they vest. The CEO and senior executives will not hold any beneficial interest in the shares until they are released by the Trust.

Dividends earned by the shares will not be earned by the CEO or senior executive but will be paid to the Trust. When shares vest to the CEO and senior executives the allocation is adjusted to the value of the dividends earned by those shares from the date of allocation to the vesting date. The Board is of the opinion that this will increase the focus on the performance of the Company and re-enforce the concept of share ownership by the CEO and senior executives in Telstra.

The Board has also approved a change to the Telstra Long Term Incentive (LTI) Plan for fiscal 2005. The LTI plan currently uses Telstra’s Total Shareholder Return(TSR) compared to a comparator group of companies comprising the S&P ASX Top 200 (Industrials) as the single performance measure.

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For allocations made under the LTI plan after fiscal 2004, 50% of allocations will be subject to the TSR performance measure and 50% will be subject to a new performance measure based on Telstra’s Earnings Per Share (EPS)

Vesting of performance rights under the TSR hurdle are subject to the same conditions as previous allocations and are described under the Long Term Incentive section below.

For the 50% of allocations to vest under the EPS hurdle, Telstra’s EPS must meet or exceed the target performance level of 5% annual compound growth for the 3 years prior to testing date. If Telstra’s EPS has grown annually by 10% compound for the same period, then an additional 50% allocation may vest. A linear vesting scale operates for performance above 5% annual compound growth and 10% annual compound growth.

The changes to the remuneration structure and arrangements for the CEO and senior executives incorporating the ceasing of the deferred remuneration plan results in an increase in fixed remuneration and an increase in the overall remuneration value of the STI. However, the Board are of the opinion that these changes are more in line with contemporary market practice and strengthen the performance link. In essence, a greater proportion of the total package for the CEO and senior managers is at risk and relies on Company performance meeting internal and external performance targets. The CEO and senior executives are able to earn significant rewards only if superior operational and organisational performance is achieved.

Remuneration structure

Each element of the remuneration structure for the CEO and senior executives is described below:

Fixed remuneration

Fixed remuneration is made up of guaranteed salary (including salary sacrifice benefits and fringe benefits tax for any salary sacrificed benefits elected by the individual) and superannuation. An individual’s fixed remuneration is generally set once a year as part of the Company wide remuneration review. In setting remuneration, the Nominations & Remuneration Committee has regard to advice provided by an independent remuneration consultant on roles in comparable groups of companies. Furthermore, a range of macro economic indicators are used to determine likely movements in broad salary rates.

The CEO and senior executives must contribute from their fixed remuneration to superannuation in accordance with legislative superannuation guarantee requirements. In addition, executives may state a preference to increase the proportion of their fixed remuneration taken as superannuation.

Where this occurs, we may provide a greater percentage of their fixed remuneration as superannuation contributions, subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

Deferred remuneration

Telstra had a deferred remuneration plan, where the CEO and senior executives were provided part of their annual fixed remuneration in the form of rights to Telstra shares through the Telstra Growthshare Trust. The deferred remuneration plan supported Telstra’s operational and strategic plans through linking an element of the CEO’s and senior executives’ remuneration with sustained improvements in shareholder value. A deferred share was a right to acquire a share in Telstra subject to satisfying certain employment requirements. As deferred shares were allocated as deferred fixed remuneration, they had no performance hurdle other than the employment condition. In broad terms, if the CEO or a senior executive continued to be employed on the third anniversary of the effective allocation date, the deferred shares became vested deferred shares. The CEO and senior executives may exercise their existing vested deferred shares at the nominal exercise price of $1. 00 for all the deferred shares exercised on a particular day, irrespective of the number of deferred shares exercised. Upon resignation all deferred shares which have not become vested deferred shares will lapse. If the CEO or a senior executive retires, their existing deferred shares may become vested deferred shares and may be exercised at the discretion of the retiree. Where the CEO or a senior executive ceases employment for any other reason, the number of the deferred shares that become vested deferred shares may be adjusted taking into account the reduced period of service.

Telstra Growthshare purchased shares on market in accordance with the allocation of deferred shares and forward liabilities for all allocations. Telstra funded the proportion of shares that were purchased to underpin the allocation of deferred shares and treated these funds as an expense by the Company.

Short term incentive (STI)

The STI plan rewards the CEO and senior executives for meeting or exceeding specific key annual business objectives linked to the annual business plan, at the Company, business unit and individual level. The actual incentive for fiscal 2004 for members of this team ranged between 24. 8% and 43. 1% of their fixed remuneration, depending on the senior executive’s performance and accountabilities. These incentive payments represent a range of 46. 0% to 73. 8% of the targeted incentive payment. Measures and targeted achievement levels are reviewed each year to reflect changes in business priorities for the forthcoming year.

Achievement above target for Company, business unit and individual measures will generally result in a higher payment. This is dealt with in more detail in the section titled “Linking rewards to performance”.

Long term incentive (LTI)

The CEO and senior executives participate in the LTI plan based on equity administered through the Telstra Growthshare Trust. The allocation for the senior executives for September 2003 was in the form of performance rights, which are the right to acquire a Telstra share when a specified performance hurdle is achieved.

In general terms if the CEO or a senior executive resigns and performance rights have not yet become exercisable, they will lapse. Where the CEO or a senior executive retires and the performance rights have not yet become exercisable, they do not lapse on cessation of employment and may become exercisable if the performance hurdle is met. If the CEO or a senior executive ceases employment with Telstra for any other reason and the performance rights have not yet become exercisable, the allocation may be adjusted based on the period of service between the allocation date and date of cessation.

Offers to participate in the LTI plan are made to senior executives at the discretion of the Board. For fiscal 2004, rights to shares with a value equivalent to 87. 5% of the CEO’s fixed remuneration and 38. 5% of the senior executives’ fixed remuneration were allocated under these plans. These remuneration values have been determined using the full face value of the shares without any discounting. These shares only vest if performance hurdles are met.

Telstra Growthshare purchases shares on market in accordance with forward liabilities of performance rights for all allocations, past and present. We fund the proportion of shares that are purchased to underpin the allocation of performance rights and treat these funds as an expense. Cumulatively, over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.

In previous equity plans where options have been issued, we provided loans to Telstra Growthshare to fund the purchase of shares to underpin the options allocated. This loan is treated as a receivable on the statement of financial position. The Telstra Growthshare Trustee pays interest to us on the loan balance and may repay capital from time to time. If options are exercised, the senior executive pays the original exercise price to the Telstra Growthshare Trustee and the loan is repaid. As a result, there is no direct cash expense incurred by us, nor dilution of shareholder interests.

Telstra employee share ownership plans

All employees, including our CEO and senior executives, who were classed as “eligible employees“ at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra employee share ownership plans, TESOP97 and TESOP99. The terms and conditions of participation in these plans for senior executives were the same as for all other employees.

Telstra OwnShare

To facilitate increasing employee shareholding in Telstra, we operate a restricted share plan (Telstra OwnShare) through which employees may state a preference to take part of their remuneration as Telstra shares. The shares are purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier). Senior executives may participate in Telstra OwnShare on the same terms and conditions as other participating employees.

Senior executive emoluments

The Corporations Act 2001 requires disclosure of the details of the nature and amount of each element of the emolument of each director and each of the five officers of the Company receiving the highest emoluments. Telstra has chosen to disclose the emoluments of the CEO and all eight Group Managing Directors (GMD’s) for fiscal 2004 on the basis that the eight GMD’s have the greatest management authority within the Company delegated from the CEO.

directors’ report continued

CEO and senior executives’ remuneration

The CEO and senior executives’ remuneration is detailed in the tables that follow. The first table provides details of the fixed remuneration, short term incentives, non-monetary benefits and the annualised value of deferred remuneration which has been allocated to the CEO and senior executives. The second table provides details of the annualised value of CEO and senior executives allocations through the LTI plan.

				Non-			Deferred	Total cash
	Salary	Super-	Short term	monetary	Other	Total	remuneration	plus deferred
	(1)	annuation	incentive(2)	benefits (3)	(4)	cash	(5)	remuneration
Name	($)	($)	($)	($)	($)	($)	($)	($)
Zygmunt E Switkowski	1,339,314	98,437	627,300	1,391	—	2,066,442	660,854	2,727,296
Bruce Akhurst	757,632	129,368	299,700	489	—	1,187,189	178,454	1,365,643
Douglas Campbell	801,559	85,441	263,800	2,132	—	1,152,932	178,454	1,331,386
David Moffatt	980,248	11,002	267,600	—	400,000	1,658,850	201,290	1,860,140
Ted Pretty	963,700	36,300	247,600	1,677	240,000	1,489,277	205,258	1,694,535
Michael Rocca	603,770	71,230	270,800	2,772	—	948,572	131,998	1,080,570
Bill Scales	479,907	91,968	234,200	1,380	—	807,455	110,129	917,584
John Stanhope	546,820	56,120	250,000	657	—	853,597	92,854	946,451
David Thodey	738,731	67,020	327,600	1,724	—	1,135,075	160,049	1,295,124

Total	7,211,681	646,886	2,788,600	12,222	640,000	11,299,389	1,919,340	13,218,729

(1)	Includes salary, salary sacrifice benefits and fringe benefits tax.

(2)	Short Term Incentive relates to performance for the year ended 30 June 2004 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest free loans under TESOP97 and TESOP99 and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives for continued service with Telstra as part of their employment contract.

(5)	The value of deferred remuneration relates to the number of Telstra shares issued under the Deferred Remuneration Plan through Telstra Growthshare. The remuneration value is calculated by applying valuation simulation methodologies as described in note 19 to the financial report contained in the “Annual Report 2004”. The value of the instruments is then amortised over three years. The value included in deferred remuneration relates to the current year amortised value of the instruments that are yet to vest, being the instruments issued in fiscal 2003 and fiscal 2004.

(6)	Where Telstra terminates the CEO’s or a senior executive’s employment prior to the expiration of their employment contract for reasons other than misconduct, they are entitled to 6 months notice or payment in lieu and a termination payment equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Annualised value of all Long Term Incentive equity instruments outstanding at the end of fiscal 2004 which are subject to performance hurdles

The following table on page 39 provides the accounting value of all equity instruments, including those allocated in fiscal 2004, which have been annualised over the life of the various equity instruments. Therefore, these values include options and other instruments allocated from fiscal 2000 onwards. None of these instruments have vested to date and they are subject to achievement of performance hurdles during various performance periods. Included in the table are values relating to allocations in fiscal 2000 and fiscal 2001, for which it currently appears highly unlikely that the performance hurdles will be met. It therefore appears highly unlikely that the CEO and senior executives will derive any value from their fiscal 2000 and fiscal 2001 allocations. For allocations for fiscal 2002, fiscal 2003 and fiscal 2004, these instruments are also subject to performance hurdles and therefore the CEO and senior executives may or may not derive value from these allocations.

Total LTI equity allocations subject to performance hurdles (1)(3)

		Performance	Restricted
	Options	rights (2)	shares	Total
Name	($)	($)	($)	($)
Zygmunt E Switkowski	838,744	698,597	125,904	1,663,245
Bruce Akhurst	371,788	216,315	51,924	640,027
Douglas Campbell	387,598	262,187	59,736	709,521
David Moffatt	486,780	249,032	30,160	765,972
Ted Pretty	414,396	254,813	23,688	692,897
Michael Rocca	302,444	164,433	19,564	486,441
Bill Scales	146,820	116,042	3,620	266,482
John Stanhope	281,252	105,386	22,544	409,182
David Thodey	241,368	191,881	—	433,249

(1)	The value of equity based instruments relate to options, restricted shares, and performance rights issued since the commencement of the LTI plan that have been allocated from fiscal 2000 which have not vested or lapsed. The value of each instrument is determined by applying option valuation simulation methodologies as per the assumptions described in note 19 to the financial report contained in the “Annual Report 2004”. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. The valuations used in the current year disclosures are based on the same underlying assumptions as the prior year apart from the exclusion of adjustments for the possible non-retention of staff and the effect of non-transferability of the instruments. For further detail on the assumptions used in our valuation methodologies, refer to note 19 to the financial report contained in the “Annual Report 2004”.

(2)	This includes performance rights allocated on 5 September 2003 as part of the annual LTI plan.

(3)	Where a vesting scale is used the table reflects the maximum achievable allocation.

Long Term Incentive allocations during fiscal 2004

In addition to the remuneration detailed in the table in the section headed “CEO and senior executive remuneration”, the CEO and the senior executives received LTI allocations of performance rights in September 2003. These performance rights are subject to a hurdle which has been described earlier in this report, and may vest on a scale if the hurdle is passed during a two year performance period from 5 September 2006. If the hurdle is not achieved, these performance rights will lapse and the CEO and senior executives will derive no value. These allocations are included in the table above headed “Total LTI equity allocations subject to performance hurdles”.

	Target allocation (1)	Maximum allocation (1)
Name	($)	($)
Zygmunt E Switkowski	772,412	1,544,824
Bruce Akhurst	209,988	419,976
Douglas Campbell	209,988	419,976
David Moffatt	233,627	467,254
Ted Pretty	233,627	467,254
Michael Rocca	163,324	326,648
Bill Scales	140,299	280,598
John Stanhope	151,658	303,316
David Thodey	192,182	384,364

Total	2,307,105	4,614,210

(1)	The value of the LTI relates to the number of rights to Telstra shares issued under the LTI Plan through Telstra Growthshare during fiscal 2004. The remuneration value is calculated by applying valuation simulation methodologies as described in note 19 of the Annual Report to the number of rights to Telstra Shares that are allocated. This represents the value of the minimum and maximum values that may vest on a scale if the performance hurdle is achieved during the performance period (see Long Term Incentive Plan). These shares may vest during a two year performance period from 5 September 2006 if the hurdle is achieved. If the hurdle is not achieved during this period, the rights will lapse and the executive will receive no value from the equity.

www.telstra.com.au/communications/shareholder

directors’ report continued

CEO and senior executives number of equity based instruments outstanding

	Telstra Growthshare(1) (2)
	Long Term Incentive Plans			Deferred
				Remuneration Plans
Name	Restricted shares	Performance rights	Options	Deferred shares
Zygmunt E Switkowski	146,000	1,259,400	3,456,000	500,700
Bruce Akhurst	60,000	388,600	1,542,000	135,300
Douglas Campbell	68,000	388,600	1,597,000	135,300
David Moffatt	40,000	446,800	1,630,000	152,400
Ted Pretty	21,000	446,200	1,722,000	155,100
Michael Rocca	22,000	251,200	640,000	100,600
Bill Scales	5,000	210,400	465,000	84,200
John Stanhope	25,000	192,400	616,000	73,200
David Thodey	—	345,200	1,068,000	121,600

(1)	Generally, options, restricted shares or performance rights may only become exercisable if a performance hurdle is satisfied in the performance period. For details regarding the performance hurdles of each plan refer to note 19 to the financial report contained in the “Annual Report 2004”.

(2)	This table reflects aggregate holdings of equity instruments issued through Telstra Growthshare still outstanding as at 30 June 2004.

The restricted shares, performance rights and options are subject to a performance hurdle which has not yet been achieved. The performance hurdle must be achieved within the relevant performance window or the allocations will lapse.

Details of current equity holdings of all executives under Telstra Growthshare (3)

	Total options/
	restricted shares/					Market price	Fair
	performance rights/	Eligible	Exercise			at allocation	value
	deferred shares	executives	price		Allocation	date	(2)
Instrument	allocated (1)	participating	($)	Expiry date	date	($)	($)
Options	1,533,722	21	8.02	13 Sept 2009	13 Sept 1999	8.02	1.38
	3,370,660	96	6.28	8 Sept 2010	8 Sept 2000	6.28	1.59
	150,000	1	6.55	16 Mar 2011	16 Mar 2001	6.55	1.53
	32,416,945	147	4.90	6 Sept 2011	6 Sept 2001	4.90	1.13
	1,854,000	3	5.63	14 Mar 2012	14 Mar 2002	5.63	1.19
Restricted shares	260,278	21	n/a	13 Sept 2004	13 Sept 1999	8.02	5.64
	697,960	96	n/a	8 Sept 2005	8 Sept 2000	6.28	3.62
	40,000	1	n/a	16 Mar 2006	16 Mar 2001	6.55	3.77
Performance rights	3,098,155	147	n/a	6 Dec 2006	6 Sept 2001	4.90	2.86
	149,000	3	n/a	14 Jun 2007	14 Mar 2002	5.63	3.08
	4,034,226	166	n/a	5 Dec 2007	5 Sept 2002	4.87	2.99
	44,200	4	n/a	7 Jun 2008	7 Mar 2003	4.11	2.60
	4,412,800	176	n/a	5 Dec 2008	5 Sept 2003	5.06	3.07
	36,700	3	n/a	20 May 2009	20 Feb 2004	4.71	2.73
Deferred shares	2,022,498	166	n/a	5 Sept 2007	5 Sept 2002	4.87	4.41
	22,100	4	n/a	7 Mar 2008	7 Mar 2003	4.11	3.60
	2,206,400	176	n/a	5 Sept 2008	5 Sept 2003	5.06	4.29
	18,350	3	n/a	20 Feb 2009	20 Feb 2004	4.71	4.02

(1)	Generally, options, restricted shares or performance rights may only become exercisable if a performance hurdle is satisfied in the performance period. For details regarding the performance hurdles of each plan refer to note 19 to the financial report contained in the “Annual Report 2004”.

(2)	The fair values have been calculated using a simulation methodology. Specific details on this methodology are contained in note 19 to the financial report contained in the Annual Report 2004.

(3)	This table reflects aggregate holdings of equity instruments issued through Telstra Growthshare still outstanding as at 30 June 2004.

Directors’ and senior executives’ shareholdings in Telstra

As at 12 August 2004:

		Number of shares held
Directors	Direct interest	Indirect interest (1)	Total
Donald G McGauchie	—	34,328	34,328
John T Ralph	1,000	74,843	75,843
Zygmunt E Switkowski (2) (3)	46,800	88,850	135,650
Samuel H Chisholm	—	—	—
Anthony J Clark	10,000	52,503	62,503
John E Fletcher	—	48,060	48,060
Belinda J Hutchinson	37,111	27,837	64,948
Catherine B Livingstone	10,400	15,641	26,041
Charles Macek	—	39,462	39,462
John W Stocker	800	80,944	81,744

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

(2)	Includes :

•	400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999 (TESOP99);

•	2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 (TESOP97) and 200 loyalty shares obtained under the “one for ten loyalty offer” available to all employees who participated in the 1997 public offer; and

•	80 loyalty shares received under the “one for ten loyalty offer” available to all employees who participated in the 1999 public offer.

(3)	During fiscal 2004, Dr Switkowski was granted 503,200 performance rights and 251,600 deferred shares under the terms and conditions of the Telstra Growthshare Trust Deed.

These performance rights and deferred shares are in addition to the above.

		Number of shares held
Senior executives	Direct interest	Indirect interest	Total
Bruce Akhurst	7,780	54,711	62,491
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Bill Scales	8,516	1,400	9,916
John Stanhope	6,980	3,960	10,940
David Thodey	12,462	5,800	18,262

www.telstra.com.au/communications/shareholder

concise financial report

statement of financial performance for the year ended 30 June 2004

		Telstra Group
		Year ended 30 June
		2004	2003
	Note	$m	$m
Ordinary activities
Revenue
Sales revenue		20,737	20,495
Other revenue (excluding interest revenue)	4	543	1,121

		21,280	21,616

Expenses
Labour		3,218	3,204
Goods and services purchased		3,420	3,615
Other expenses	4	4,389	4,602

		11,027	11,421
Share of net loss from joint venture entities and associated entities	4	78	1,025

		11,105	12,446

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	1	10,175	9,170
Depreciation and amortisation		3,615	3,447

Earnings before interest and income tax expense (EBIT)	1	6,560	5,723
Interest revenue		55	84
Borrowing costs		767	879

Net borrowing costs		712	795

Profit before income tax expense		5,848	4,928

Income tax expense	4	1,731	1,534

Net profit		4,117	3,394
Outside equity interests in net loss		1	35

Net profit available to Telstra Entity shareholders		4,118	3,429

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		21	(161)
Reserves recognised on equity accounting our interest in associates and joint ventures		(5)	(18)
Increase to opening retained earnings on adoption of new accounting standard	1	—	1,415

Valuation adjustments available to Telstra Entity shareholders and recognised directly in equity		16	1,236

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,134	4,665

		¢	¢

Basic and diluted earnings per share (cents per share)		32.4	26.6

Total ordinary dividends per share (cents per share)	3,5	26.0	27.0

The above statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis. The financial statements and specific disclosures have been derived from the financial report contained in the “Annual Report 2004”. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the “Annual Report 2004” which is available, free of charge, upon request to Telstra.

discussion and analysis
statement of financial performance

Our net profit after outside equity interests for the year was $4,118 million, representing an increase of 20.1% on the prior year’s net profit of $3,429 million. This comparison is affected by REACH related adjustments in both years.

Earnings before interest and income tax expense (EBIT) for fiscal 2004 was $6,560 million (2003: $5,723 million).

Total revenue (including interest revenue) for the year decreased by 1.7% to $21,335 million (2003: $21,700 million). This decrease was primarily due to revenue in fiscal 2003 including proceeds from the sale of seven office properties, which contributed gross proceeds of $570 million.

Sales revenue was $20,737 million, representing a 1.2% increase on the prior year sales revenue of $20,495 million. This increase was attributable to growth in mobiles, Internet and IP solutions, PSTN products and advertising and directories, offset by a decline in revenues from Hong Kong CSL (CSL).

We operate a full service telecommunications model. Basic access revenue increased due to the introduction of pricing packages with higher access charges and lower call rates, but was offset by lower local call, international direct and national long distance revenues. Mobile services and fixed to mobile call revenue increased, largely due to the strength of mobile’s data revenue and the continued growth in the number of mobiles in the Australian market. The higher mobile services and fixed to mobile call revenue was, however, partially offset by lower revenue from mobile handset sales. Internet and IP solutions revenue experienced significant growth due to increased numbers of broadband subscribers. Advertising and directory services revenue grew due to the continued take up of new advertising offerings. ISDN revenue decreased mainly due to the migration of corporate customers to other products such as ADSL and frame relay. Inbound calling products also decreased due to intense price competition and a declining customer base.

Our total revenue from other controlled entities was lower due to a decline in revenue from CSL as a result of unfavourable currency fluctuations and extremely competitive market conditions in the region. This was moderated by increases achieved by our New Zealand subsidiary, TelstraClear.

Other revenue decreased by $578 million to $543 million, due primarily to the sale of the seven office properties in fiscal 2003 referred to above. In fiscal 2004, other revenue included the sale of our shareholding in our associated entity, IBM Global Services Australia Limited (IBMGSA), contributing proceeds on sale of $154 million.

We continued to focus on cost control in fiscal 2004. Overall expenses decreased by 7.7% to $15, 487 million from $16,772 million in the prior year.

A significant portion of this decrease was due to the $965 million write down of the investment in our 50% owned joint venture, REACH, and the cost of assets and investments sold during fiscal 2003.

Labour expenses were in line with the prior year at $3,218 million (2003: $3,204 million). Goods and services purchased decreased by 5.4% to $3,420 million in fiscal 2004 (2003: $3,615 million) due to a reduction in handset sales, lower network payments and lower commercial project payments. Depreciation and amortisation expense increased by 4.9% to $3,615 million (2003: $3,447 million), due mainly to the growth in communications asset additions. Other expenses decreased by 4.6% to $4,389 million (2003: $4,602 million), mainly due to the carrying value of assets and investments sold in the prior year being significantly larger than in the current year. This decrease in other expenses was partly offset by a write down of additional funding to REACH of $226 million and $130 million to exit our contracts for information technology services with IBMGSA, corresponding with the sale of our interest in this business.

Income tax expense increased by 12.8% to $1,731 million in fiscal 2004, primarily due to a $201 million tax benefit recognised in the prior year on initial adoption of the tax consolidation legislation. Tax expense also increased due to the higher profit of the group, giving an overall effective tax rate of 29.6%.

investor return and other key ratios

Our earnings per share increased to 32.4 cents per share in fiscal 2004 from 26.6 cents per share in the prior year. This increase is due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2004.

We have declared a final fully franked ordinary dividend of 13 cents per share, bringing dividends per share for fiscal 2004 to 26 cents per share. The prior year dividends amounted to 27 cents per share, which included a special dividend of 3 cents per share. We also returned $1,001 million to shareholders through an off market share buy-back.

Other relevant measures of return to investors include the following:

•	Return on average assets — 2004: 19.4% (2003: 16.3%)

•	Return on average equity — 2004: 26.8% (2003: 23.2%)

•	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) — 2004: $10,175 million (2003: $9,170 million)

Return on average assets is higher in fiscal 2004 primarily due to the write down of the investment in REACH in fiscal 2003. Return on average equity is higher partially due to the share buy-back in fiscal 2004 and for the reasons noted in the discussion and analysis on our statement of financial position and statement of financial performance.

www.telstra.com.au/communications/shareholder

concise financial report continued

statement of financial position as at 30 June 2004

	Telstra Group
	As at 30 June
	2004 $m	2003 $m
Current assets
Cash assets	687	1,300
Receivables	3,608	3,619
Inventories	229	260
Other assets	803	578

Total current assets	5,327	5,757

Non current assets
Receivables	740	877
Inventories	10	14
Investments - accounted for using the equity method	40	159
Investments - other	80	96
Property, plant and equipment	22,863	23,012
Intangibles -goodwill	2,104	2,018
Intangibles- other	1,501	1,146
Other assets	2,328	2,520

Total non current assets	29,666	29,842

Total assets	34,993	35,599

Current liabilities
Payables	2,338	2,525
Interest-bearing liabilities	3,246	1,323
Income tax payable	539	660
Provisions	358	353
Revenue received in advance	1,095	973

Total current liabilities	7,576	5,834

Non current liabilities
Payables	49	51
Interest-bearing liabilities	9,014	11,232
Provision for deferred income tax	1,807	1,814
Provisions	778	814
Revenue received in advance	408	432

Total non current liabilities	12,056	14,343

Total liabilities	19,632	20,177

Net assets	15,361	15,422

Shareholders’ equity
Telstra Entity
Contributed equity	6,073	6,433
Reserves	(105)	(150)
Retained profits	9,391	9,137

Shareholders’ equity available to Telstra Entity shareholders	15,359	15,420
Outside equity interests
Contributed equity	2	1
Retained profits	—	1

Total outside equity interests	2	2

Total shareholders’ equity	15,361	15,422

The above statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis. The financial statements and specific disclosures have been derived from the financial report contained in the “Annual Report 2004”. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the “Annual Report 2004” which is available, free of charge, upon request to Telstra.

Statement Of cash flows for the year ended 30 June 2004

	Telstra Group
	Year ended 30 June
	2004 $m	2003 $m
Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax (GST))	22,954	22,511
Payments of accounts payable and to employees (inclusive of GST)	(11,816)	(11,920)
Interest received	51	70
Borrowing costs paid	(846)	(999)
Dividends received	2	7
Income taxes paid	(1,856)	(1,536)
GST remitted to the Australian Taxation Office (ATO)	(1,056)	(1,076)

Net cash provided by operating activities	7,433	7,057

Cash flows from investing activities
- property, plant and equipment	(2,572)	(2,704)
- internal use software assets	(435)	(555)
- patents, trademarks and licences	(2)	(2)
- deferred expenditure	(6)	—

Capital expenditure (before investments)	(3,015)	(3,261)

- shares in controlled entities	(667)	(25)
- investment in joint venture entities	(1)	(45)
- investments in associated entities (including share buy-back)	1	—
- shares in listed securities and other investments	(1)	(1)

Investment expenditure	(668)	(71)

Total capital expenditure	(3,683)	(3,332)
Proceeds from:
- sale of property, plant and equipment	168	797
- sale of shares in controlled entities	—	12
- sale of joint venture entities and associated entities	221	20
- sale of listed securities and other investments	24	7
- sale of business	—	4

Net cash used in investing activities	(3,270)	(2,492)

Cash flows from financing activities
Proceeds from:
- borrowings	4,119	5,914
Repayment of:
- borrowings	(4,274)	(6,315)
-Telstra bonds	(211)	(582)
- finance leases principal amount	(13)	(22)
Employee share loans (net)	24	33
Loan to joint venture entity	(226)	—
Dividends paid	(3,186)	(3,345)
Share buy-back	(1,009)	—

Net cash used in financing activities	(4,776)	(4,317)

Net increase/(decrease)in cash	(613)	248
Foreign currency conversion	—	(18)
Cash at the beginning of the year	1,300	1,070

Cash at the end of the year	687	1,300

The above statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis. The financial statements and specific disclosures have been derived from the financial report contained in the “Annual Report 2004”. This concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of Telstra as the financial report. Further financial information can be obtained from the “Annual Report 2004” which is available, free of charge, upon request to Telstra.

www.telstra.com.au/communications/shareholder

concise financial report continued

discussion and analysis

statement of financial position

We continued to maintain a strong financial position with net assets of $15,361 million, compared with net assets of $15,422 million as at 30 June 2003.

The decrease in net assets by $61 million comprised a reduction in our total assets of $606 million and a decrease in total liabilities of $545 million.

The decrease in total assets of $606 million was primarily due to the following movements during the year:

•	Cash assets decreased by $613 million due to management of our working capital and the off market share buy-back completed in November 2003;

•	Our property, plant and equipment decreased by $149 million, due mainly to depreciation and amortisation charges; and

•	Offset by current other assets being higher due to increasing deferred mobile handset subsidies of $94 million.

The decrease in total liabilities of $545 million was primarily due to a reduction in total interest-bearing liabilities, which was attributable to the repayment of loans from free cash flow generated during the year.

The group continued to maintain a strong free cash flow position, which enabled the company to pay strong dividends, fund the acquisition of the Trading Post Group and complete an off market share buy-back. We have gained cash through continued strong company operating activities and through careful capital and cash management. We have also achieved a sustainable reduction in capital expenditure.

statement of cash flows

We continued to generate strong cash flow from operating activities of $7,433 million (2003: $7,057 million). This position was the result of continued tight control of expenditure and improved working capital management, partially offset by higher tax payments.

Cash used in investing activities was $3,270 million, representing an increase of $778 million over the prior year. The increase is mainly attributable to the acquisition of the Trading Post Group for $634 million and the Cable Telecom group for $31 million net of cash balances acquired. In addition, a decrease of $629 million in our proceeds from property, plant and equipment was due mainly to the sale of a portfolio of seven office properties in fiscal 2003. The current year proceeds on sale included $154 million from the sale of our interest in IBMGSA, $50 million from the sale of our interest in PT Mitra Global Telekomunikasi Indonesia and $168 million from the sale of property, plant and equipment.

Total cash flow before financing activities (free cash flow) decreased to $4,163 million (2003: $4,565 million).

Our cash used in financing activities was $4,776 million (2003: $4,317 million) after dividend payments of $3,186 million (2003: $3,345 million), a share buy-back of $1,009 million (2003: nil) and net repayment of borrowings of $581 million (2003: $972 million).

notes to the concise financial statements

1. Accounting policies

Basis of preparation of the concise financial report

The principal accounting policies adopted in preparing the concise financial report of Telstra Corporation Limited (referred to as the Telstra Entity) are included in the financial report which forms part of the detailed “Annual Report 2004”.

This concise financial report has been prepared in accordance with the Corporations Act 2001 and AASB 1039: “Concise Financial Reports” and is derived from the detailed “Annual Report 2004”.

These accounting policies are consistent with those adopted in previous periods, apart from the following changes during fiscal 2004:

Revenue arrangements with multiple deliverables

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

In November 2002, the Emerging Issues Task Force in the US reached a consensus on Issue No. 00-21 (EITF 00-2l),‘Revenue Arrangements with Multiple Deliverables’. EITF 00-21 is applicable to us from 1 July 2003.

EITF 00-21 requires that where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting under EITF 00-21 should be accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting the arrangement is accounted for as a single unit.

We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit under EITF 00-21 is then recognised in accordance with our revenue recognition policies.

We currently have a number of arrangements with our customers that are considered to be distinguishable into separate units of accounting under EITF 00-21. These are:

•	mobile handsets that are offered as part of a mobile network contract or sold as part of a prepaid phone package;

•	broadband Internet installation kits, where a modem is provided, and satellite Internet packages; and

•	advertising in the Yellow Pages printed and online directories.

We have assessed the requirements of EITF 00-21 and determined that there is no material impact on our statement of financial performance or statement of financial position as at, and for the year ended, 30 June 2004.

The following accounting policy changes occurred during fiscal 2003.

Provision for dividends

Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision can no longer be raised at balance date if the dividend is declared after that date. As a result, during the year ended 30 June 2003, we changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. There has been no change in the timing of dividends declared by the directors and as a result we will continue to make a public announcement of the dividend after balance date.

When the declaration date is after balance date but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

The transitional provisions of this standard required a write-back of the provision raised as at 30 June 2002 to opening retained profits in fiscal 2003. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $1,415 million.

Further clarification of terminology used in our statement of financial performance

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.

Notwithstanding, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

www.telstra.com.au/communications/shareholder

notes to the concise financial statements continued

1. Accounting policies (continued)

Further clarification of terminology used in our statement of financial performance (continued)

EBITDA is not a USGAAP (United States generally accepted accounting principles) measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 4.

Adoption of International Financial Reporting Standards

We will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when the company reports for the half-year ending 31 December 2005 and year ending 30 June 2006.

The transitional rules for adoption of IFRS for the first time require that we restate our comparative financial statements using Australian equivalents of IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”.

Currently we provide two years of comparative financial information in our financial statements to comply with the US Securities and Exchange Commission (SEC) requirements. However the SEC has proposed relief from this requirement. Under the SEC proposal, foreign registered companies will have the option to provide only one year of comparatives when applying the Australian equivalents of IFRS. This means we may have the option to apply the Australian equivalents of IFRS retrospectively from 1 July 2004. If the proposal of the SEC is not approved, we will determine the transitional impacts of applying the Australian equivalent of IFRS as at 1 July 2003. The transitional impacts will be different at each of the potential dates for comparative reporting.

Most of the adjustments required on transition are required to be made to opening retained earnings at the beginning of the first comparative period, however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 July 2005.

The key differences between our accounting policies under AGAAP and IFRS identified to date are summarised below.This summary should not be taken as an exhaustive list of all the differences between current AGAAP and the Australian equivalents of IFRS, but it does represent our major transitional impacts.

We have established a formal IFRS project team to manage the convergence to IFRS and ensure we are prepared to report for the first time in accordance with the timetable outlined above. The IFRS project team is monitored by a governance committee comprising senior members of management, and reports regularly to the Audit Committee of the Telstra Board on the progress towards adoption.

Planning and technical evaluation has largely been completed, and we are well advanced in determining the impact of adopting the Australian equivalents of IFRS. We expect the impact analysis to be completed during fiscal 2005, enabling us to effectively manage the implementation of changes required ahead of the 1 July 2005 application date.

The following areas have been identified as significant in terms of level of activity to substantiate the impact on our financial report and/or the potential transitional adjustment.

(a) AASB 2: “Share-Based Payment” (AASB 2)

We currently recognise an expense for all restricted shares, performance rights, deferred shares, and Telstra shares (consisting of ‘directshares’ and ‘ownshares’) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. We do not currently recognise an expense for options issued. For further information regarding our employee share plans, refer to note 19 of the financial report in the “Annual Report 2004”.

On adoption of AASB 2, we will recognise an expense for all share-based remuneration, determined with reference to the fair value of the equity instruments issued. A transitional adjustment to recognise the difference between the expense recognised for AGAAP and the fair value of all equity instruments issued will be made retrospectively against opening retained earnings at transition date. We currently apply a similar concept of expensing share-based remuneration in our USGAAP reconciliation. For information on the approach applied in the USGAAP reconciliation, refer to note 30(k) of the financial report in the “Annual Report 2004”.

1. Accounting policies (continued)

Adoption of International Financial Reporting Standards (continued)

(b) AASB 112: “Income Taxes” (AASB 112)

On transition to AASB 112, a new method of accounting for income taxes, known as the“balance sheet liability method”, will be adopted, replacing the “tax effect income statement” approach currently used by Australian companies. Under the new method we will recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that adoption of AASB 112 may require us to carry higher levels of deferred tax assets and liabilities, although at this stage our IFRS project has not identified a material transitional adjustment. The most significant area where the carrying value of an asset will differ from its tax base is expected to be assets that have been revalued in past reporting periods.

(c) AASB 119: “Employee Benefits” (AASB 119)

We do not currently recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong.

Adoption of the Australian equivalent of IFRS, AASB 119, will cause us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to the statement of financial performance. The transitional adjustment will be based on actuarial valuations of each scheme at transition date determined in accordance with AASB 119. The transitional adjustment could be an increase or decrease in retained earnings, depending on the funding position of each scheme at the date of transition. After the application date of 1 July 2005, movements reflecting the change in value of the schemes will be recognised in the statement of financial performance and is likely to result in increased earnings volatility.

For our USGAAP reconciliation, we recognise the impact of defined benefit schemes as required by Statement of Financial Accounting Standards 87: “Employers’Accounting for Benefits”. The approach under existing US requirements does however differ from the requirements of AASB 119. For information on our existing approach under USGAAP, refer note 30(f) of the financial report in the “Annual Report 2004”.

(d) AASB 121: “Changes in Foreign Exchange Rates” (AASB 121)

Under the transitional rules of AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” we can take advantage of an exception that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to the Australian equivalents of IFRS. As at 30 June 2004 we had a debit balance of $187 million in the FCTR. Should we elect to apply this exemption on transition to AASB 121, the balance in the FCTR will be reset to nil, taking a debit transitional adjustment to retained earnings.

Translation differences in relation to our foreign controlled entities subsequent to transition to IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

AASB 121 requires goodwill arising on the acquisition of a foreign controlled entity, and any other fair value adjustments to the carrying value of assets and liabilities arising on acquisition, to be expressed in the functional currency of the foreign operation. As at 30 June 2004 we had goodwill of $2,104 million, representing goodwill on the acquisition of our foreign controlled entities, CSL and TelstraClear. Under AGAAP, these goodwill balances are fixed in AUD.

On transition to AASB 121 we will restate these goodwill balances using the functional currency of CSL and TelstraClear at the original date of acquisition of the investment. The financial impact of restating the goodwill balances will be taken as a transitional adjustment against retained earnings and will reduce the balance of intangible assets. As a result of applying AASB 121 to foreign denominated goodwill there is the potential for increased volatility in the FCTR.

(e) AASB 123: “Borrowing Costs” (AASB 123)

In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment that meets the criteria of ‘qualifying assets’. The benchmark treatment required under IFRS is to expense borrowing costs, however AASB 123 does allow the alternative treatment of capitalising these costs where they relate to qualifying assets. A decision to write off the capitalised amount of borrowing costs on transition to AASB 123 would give rise to a reduction in opening retained earnings and would have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods. As at 30 June 2004, the Telstra Group had accumulated unamortised capitalised interest of $430 million. At this stage there is no decision on whether we will continue to capitalise interest or expense it as incurred.

(f) AASB 128: “Investments in Associates” (AASB 128)

AASB 128 requires amounts that are in substance part of the net investment in associates to be accounted for as part of the carrying value of the investment for the purposes of equity-accounting the results of the associate.

www.telstra.com.au/communications/shareholder

notes to the concise financial statements continued

1. Accounting policies (continued)

Adoption of International Financial Reporting Standards (continued)

Accordingly, we may be required to classify amounts that are not currently recorded in the carrying value of our investment in associates as an extension of our equity investment.

This treatment under the Australian equivalent IFRS would give rise to the continuation of equity accounting of our share of the operating profits and losses of our associates where they are incurring losses and have balances as described above. This may result in a reduction in our net consolidated assets.

As at 30 June 2004 we have a non-current asset of $208 million, representing a capacity prepayment with our associate REACH. On transition to AASB 128 this non-current asset may be deemed to be an extension of our investment in REACH and reclassified as a non-current investment in an associate. This reclassification would trigger equity accounting. As at 30 June 2004 we have sufficient accumulated equity accounting losses from REACH to eliminate this investment balance on transition to AASB 128.

A similar approach to that required under AASB 128 is currently applied in our USGAAP reconciliation. Refer to note 30(o) for additional information on the impact of this approach on our USGAAP results of the financial report in the “Annual Report 2004”.

(g) AASB 138: “Intangible Assets” (AASB 138)

Our current accounting policy is to amortise goodwill over the period of expected benefit. Goodwill acquired in a business combination will no longer be amortised under the Australian equivalent of IFRS, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment, it will be recognised immediately in the statement of financial performance. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Telstra Group, subject to any impairment charges that may be required from time to time. The amortisation charge for the Telstra Group in the financial year ended 30 June 2004 was $123 million.

Development expenditure on internally developed software that meets certain criteria set out in AASB 138 will continue to be capitalised. These costs will be reclassified from other non-current assets to intangible assets on transition to AASB 138. We do not expect a transitional adjustment in our statement of financial performance in relation to this development expenditure.

(h) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)

Application of AASB 132/139 is required to be adopted prospectively from 1 January 2005. Telstra will therefore not be required to apply these standards until 1 July 2005. Transitioning to AASB 132/139 prior to this date may be permissible, subject to being in a position to meet the requirements of these standards as at the earlier transition date. An early transition to AASB 132/139 would provide relevant comparative financial information in the first financial statements presented in accordance with the Australian equivalent of IFRS standards. We have not yet determined whether we will make an early transition.

Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and most financial assets at fair market value. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.

We will carry all derivative contracts, whether used as hedging instruments or otherwise, at fair value in the statement of financial position. We expect to use a combination of fair value and cash flow hedging in respect of our foreign currency and interest rate risk hedges of foreign currency borrowings. The use of cash flow hedging will create some volatility in equity reserve balances. The impact on our opening retained earnings at transition will depend on the value of our derivatives at that date.

The change in accounting for derivative instruments required by AASB 139 is reasonably consistent with the approach used under USGAAP. The impact of applying SFAS 133: “Accounting for Derivative Instruments and Hedging Activities” is described in note 30 (m) of the financial report in the “Annual Report 2004”. In applying AASB 139 we do, however, expect to have more qualifying cash flow hedges than under USGAAP and a higher degree of effectiveness, minimising the transitional adjustment against retained earnings.

2. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

During the year, we formed a new group being Telstra Technology, Innovation and Products. This brings together product development areas, network technologies, information technology systems and the Telstra Research Laboratories.

In fiscal 2003, three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide® were restructured. The scope of Telstra Country Wide® was increased as a result of the restructure and two new groups were formed, namely Telstra Consumer and Marketing and Telstra Business and Government.

A separate group was established which comprised Telstra’s broadband and online activities, as well as Telstra’s directories business, Sensis Pty Ltd, and Telstra’s media activities. This business is now known as Bigpond, Media and Sensis. Those segments not impacted by the restructure were consistent in their structure to previous years.

For segment reporting purposes, the Telstra Group is now organised along the following segments:

Telstra Consumer and Marketing (TC&M) is responsible for:

•	serving consumer customers with fixed, wireless and data products;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.

Telstra Country Wide® (TCW) is responsible for:

•	customers outside the mainland state capital cities, in outer metropolitan areas and in Tasmania and the Northern Territory.

Telstra Business and Government (TB&G) is responsible for:

•	the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and

•	managing our interests in our North American, Japanese and European retail operations.

Telstra International (TInt.) is responsible for:

•	managing our international investments, particularly our operations in Hong Kong and New Zealand; and

•	generating profitable growth by enhancing the value of our existing investments and participating in new growth opportunities primarily in the Asia-Pacific region.

•	The TelstraClear group in New Zealand is reported as part of Tint, for segment reporting purposes, even though it is included in TB&G for internal management reporting purposes due to the requirements of the applicable accounting standard. For the purposes of the applicable accounting standard, the risks and returns of TelstraClear are considered to be similar to those of our international business.

Infrastructure Services (IS) is responsible for:

•	operational service, delivery and maintenance of Telstra’s fixed, mobile, IP and data networks. This includes voice and data, product and application platforms, and service management of the online space; and

•	end-to-end project construction and integration of communications networks and systems for Telstra and other telecommunications companies.

Telstra Wholesale (TW) is responsible for:

•	the provision of telecommunications services, infrastructure sharing solutions and related services that are based on the Telstra networks and delivery systems to other carriers, carriage service providers and ISPs.

Telstra Technology Innovation and Products (TTIP) is responsible for:

•	the overall planning, design and construction management of Telstra’s communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.

Bigpond, Media and Sensis is responsible for:

•	management and growth of Telstra’s Internet products, services and content, for both broadband and narrowband delivery;

•	management of Telstra’s broadband cable network;

•	management of Telstra’s interest in the FOXTEL® partnership; and

•	management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.

Corporate areas include:

•	Legal & Office of Company Secretary - provides legal services and company secretarial services across Telstra and is responsible for corporate security and liaison with law enforcement agencies;

www.telstra.com.au/communications/shareholder

notes to the concise financial statements continued

2. Segment information (continued)

•	Regulatory, Corporate and Human Relations - responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation;

•	Human Resources - responsibilities include recruitment, learning and development, and human resources management;

•	Corporate Development - encompasses the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations; and

•	Finance & Administration - encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, and corporate services. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. TTIP manages the annual capital expenditure of these assets on behalf of our other business segments.

The Corporate areas and the Bigpond, Media and Sensis group are not reportable segments and have been aggregated in the “Other” segment.

Change in segment accounting policies

The following segment accounting policy changes occurred during fiscal 2004:

Outpayments for the use of network facilities

Previously, outpayments for the use of network facilities were allocated to each segment via transfer pricing. As a result of the cessation of transfer pricing in fiscal 2003, these costs are incurred by TW and then allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

Provision for reduction in value of controlled entities and intercompany receivables

In previous financial years, our segment accounting policy was that the provision for reduction in value of controlled entities and intercompany receivables be raised in our corporate areas and eliminated on consolidation of the Telstra Group. In fiscal 2004, both the provision and elimination of the provision on consolidation were directly allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

Deferred expenditure relating to basic access installation and connection fees

In previous financial years, our segment accounting policy was to recognise deferred expenditure relating to basic access installation and connection fees in the TC&M segment. In fiscal 2004, we have determined a reasonable basis for the allocation of this asset to the IS segment. Prior year comparatives have been adjusted to reflect this change in policy.

The following segment accounting policy change occurred during fiscal 2003:

Transfer pricing

In fiscal 2003, all transfer pricing was eliminated and is no longer used within the group. As such, the inter-segment revenue line purely relates to intercompany revenue for fiscal 2003 and subsequent reporting periods.

Prior to fiscal 2003, segment revenues, segment expenses and segment results included demand driven transfers between business segments. Generally most internal charges between business segments were made on a direct cost recovery basis. We have restated our comparatives to reflect the current basis of recognition.

Inter-segment transfers

We account for all Telstra group transactions including international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products and transactions between Australian businesses is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the Corporate level to other business segments.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the “Other” segment) and not allocated across segments.

2. Segment information (continued)

Telstra Group

	TC&M(a)	TCW(a)	TB&G(a) (b)	TInt.	IS	TW	TTIP	Other(c) (d)	Elimi- nations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2004
Sales revenue from external customers	5,719	5,224	4,335	1,301	60	2,604	1	1,493	—	20,737
Other revenue from external customers	2	136	199	51	12	—	4	146	(7)	543

Total revenue from external customers (excluding interest revenue)	5,721	5,360	4,534	1,352	72	2,604	5	1,639	(7)	21,280
Less sale of investment/dividend revenue	—	—	184	51	—	—	—	—	(7)	228

Segment revenue from external customers	5,721	5,360	4,350	1,301	72	2,604	5	1,639	—	21,052
Add inter-segment revenue	—	—	38	36	54	271	51	11	(461)	—

Total segment revenue	5,721	5,360	4,388	1,337	126	2,875	56	1,650	(461)	21,052

Segment result under AGAAP	3,329	4,609	2,960	(18)	(1,568)	2,649	(1,485)	(4,077)	61	6,460
Less share of equity accounted net losses/(profits)	(2)	—	(2)	38	—	—	—	44	—	78
Less net book value of investments sold	—	—	28	29	—	—	—	—	(7)	50
Add sale of investment/dividend revenue	—	—	184	51	—	—	—	—	(7)	228

Earnings before interest and income tax expense (EBIT) – segment result under USGAAP	3,331	4,609	3,118	(34)	(1,568)	2,649	(1,485)	(4,121)	61	6,560

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	20	363	3	—	—	3,272	(43)	3,615
Non cash expenses excluding depreciation and amortisation	255	—	29	29	—	—	—	284	(7)	590

Non current assets acquired (excluding those acquired on gaining control of an investment)	21	—	35	161	1,718	35	832	881	—	3,683

As at 30 June 2004
Segment assets (e)	1,702	687	843	4,000	1,183	357	561	27,336	(1,676)	34,993
Segment assets include:
Investment in joint venture entities	11	—	—	29	—	—	—	—	—	40
Goodwill (net)	—	—	58	1,822	—	—	—	224	—	2,104

Segment liabilities	931	219	488	765	864	282	534	18,154	(2,605)	19,632

a)	Segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for TC&M, TB&G and TCW.

For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the TC&M segment. As a result, the TC&M segment also holds segment assets and segment liabilities related to these revenues and expenses. In addition, our revenue received in advance in relation to installation and connection fees is also allocated totally to TC&M. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Ongoing revenue derived from our mobile handsets once activated is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced.

b)	Included in revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer note 3 of the financial report in the “Annual Report 2004” for further information.

c)	Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

d)	Included in the segment result for the other segment is the write down of our loan to our 50% owned joint venture, REACH Ltd (REACH), amounting to $226 million. Refer note 3 of the financial report in the “Annual Report 2004”.

e)	Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

www.telstra.com.au/communications/shareholder

notes to the concise financial statements continued

2. Segment information (continued)

Telstra Group

	TC&M(a)	TCW(a)	TB&G(a) (b)	TInt.	IS	TW	TTIP	Other(c) (d)	Elimi- nations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2003
Sales revenue from external customers	5,587	5,057	4,340	1,471	138	2,488	1	1,413	—	20,495
Other revenue from external customers	7	136	33	54	11	—	22	858	—	1,121

Total revenue from external customers (excluding interest revenue)	5,594	5,193	4,373	1,525	149	2,488	23	2,271	—	21,616
Less sale of investment/dividend revenue	1	—	19	29	—	—	—	—	—	49

Segment revenue from external customers	5,593	5,193	4,354	1,496	149	2,488	23	2,271	—	21,567
Add inter-segment revenue	—	—	55	33	754	258	40	46	(1,186)	—

Total segment revenue	5,593	5,193	4,409	1,529	903	2,746	63	2,317	(1,186)	21,567

Segment result under AGAAP	3,297	4,486	2,974	13	(1,399)	2,547	(1,367)	(3,584)	(244)	6,723
Less share of equity accounted net losses/(profits)	(2)	—	6	974	—	—	—	47	—	1,025
Less net book value of investments sold	—	—	2	22	—	—	—	—	—	24
Add sale of investment/dividend revenue	1	—	19	29	—	—	—	—	—	49

Earnings before interest and income tax expense (EBIT) – segment result under USGAAP	3,300	4,486	2,985	(954)	(1,399)	2,547	(1,367)	(3,631)	(244)	5,723

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	19	388	—	—	—	3,043	(3)	3,447
Non cash expenses excluding depreciation and amortisation	207	—	11	52	—	—	4	637	—	911

Non current assets acquired (excluding those acquired on gaining control of an investment)	8	(2)	5	187	2,169	46	787	296	(164)	3,332

As at 30 June 2003
Segment assets(e)	1,442	677	891	4,256	1,333	397	628	27,331	(1,356)	35,599
Segment assets include:
Investment in joint venture entities	11	—	—	74	—	—	—	44	—	129
Investment in associated entities	—	—	5	25	—	—	—	—	—	30
Goodwill (net)	—	—	43	1,930	—	—	—	46	(1)	2,018

Segment liabilities	986	224	444	817	980	242	547	18,360	(2,423)	20,177

a)	Segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for TC&M, TB&G and TCW.

For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the TC&M segment. As a result,the TC&M segment also holds Segment assets and segment liabilities related to these revenues and expenses. In addition, our revenue received in advance in relation to installation and connection fees is also allocated totally to TC&M. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Ongoing revenue derived from our mobile handsets once activated is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced.

b)	Included in the share of equity accounted net losses/(profits) is the write down of our investment in REACH, amounting to $965 million. Refer note 3 of the financial report in the “Annual Report 2004”.

c)	Included in other revenue from external customers is the sale of seven office properties for $570 million. Refer note 3 of the financial report in the “Annual Report 2004”.

d)	Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

e)	Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

3. Dividends

	Telstra Group
	Year ended 30 June
	2004	2003
	$m	$m
Ordinary shares
Previous year final dividend paid (i)	1,544	—
Interim dividend paid (ii)	1,642	1,544
Interim special dividend paid (ii)	—	386

Total dividends paid	3,186	1,930

Dividends per share (cents)	¢	¢
Previous year final dividend paid (i)	12.0	—
Interim dividend paid	13.0	12.0
Interim special dividend paid	—	3.0

Total dividends paid	25.0	15.0

     The interim dividend for fiscal 2004 was paid on 30 April 2004 (2003: 30 April 2003).

(i)	Due to the application of accounting standard AASB 1044:“Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision for dividend can no longer be raised at balance date when the dividend is declared after that date. As a result, during fiscal 2003 we changed our accounting policy to reflect this position and fiscal 2002 was the last year that a dividend was provided for at balance date. The final dividend as at 30 June 2002 (amounting to $1,415 million or 11 cents per share) was paid out of the provision raised on that date. There has been no change in the timing of the dividends declared by the directors and as a result we will continue to make a public announcement of the proposed dividend after balance date.

(ii)	Our dividends paid during fiscal 2004 and fiscal 2003 are fully franked, in aggregate and per share, to the same amount as in the relevant tables above. Our dividends provided for or paid during fiscal 2004 and fiscal 2003 are franked at a tax rate of 30%.

As the final ordinary dividend for fiscal 2004 was not declared, determined or publicly recommended as at 30 June 2004, no provision has been raised in the statement of financial position. The final ordinary dividend is reported as an event after balance date and the provision for final ordinary dividend is raised at the declaration date.

     We have paid dividends as listed in the table below:

	Telstra Group
	Year ended 30 June
	2004	2003
	$m	$m
Ordinary dividends paid
Previous year final dividend paid	1,544	1,415
Interim dividend paid	1,642	1,544
Interim special dividend paid	—	386

Total dividends paid	3,186	3,345

notes to the concise financial statements continued

4. Items requiring specific disclosure

	Telstra Group
	Year ended 30 June
	2004	2003
	$ m	$ m
The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.
Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:
Items included in revenue:
Other revenue (excluding interest revenue)
– proceeds on sale of our investment in IBM Global Services Australia Limited (i)	154	—
– proceeds on sale of properties (iii)	—	570

	154	570

Items included in expense:
Other expenses
– net book value of investment and modification of information technology services contract with IBM Global Services Australia Limited (i)	(135)	—
– provision for the non recoverability of funding to REACH Ltd (ii)	(226)	—
– book value on sale of properties (iii)	—	(439)

	(361)	(439)

Item included in share of net losses of associates and joint venture entities:
– write down of the carrying value of our investment in REACH Ltd (iv)	—	(965)
Net items	(207)	(834)

Income tax benefit/(expense) attributable to those items requiring specific disclosure	39	(41)
Effect of reset tax values on entering tax consolidation (v)	58	201

Net specific items after income tax expense	(110)	(674)

4. Items requiring specific disclosure (continued)

(i)	Sale of IBM Global Services Australia Limited (IBMGSA)

On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA with a book value of $5 million. Proceeds from this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million.

As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account an income tax benefits).

(ii)	Provision for the non recoverability of the loan to REACH Ltd

On 17 June 2004, Telstra and PCCW bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture REACH Ltd (REACH). Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we consider that REACH will not be in a position to repay the amount in the medium term. Refer to note 9 of the financial report in the “Annual Report 2004”.

During fiscal 2003, we identified the following transactions as requiring specific disclosure:

(iii)	Sale of office properties

On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. The profit on sale of these properties was $131 million before income tax expense and $90 million after income tax expense.

We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.

(iv)	Write down of investment in REACH

During fiscal 2003 we wrote down the carrying amount of the investment in REACH. The write down occurred due to the depressed conditions in the global market for international data and Internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of associates and joint venture entities in the statement of financial performance, amounting to $965 million.

(v)	Effect of reset tax values on entering tax consolidation

During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002.

On formation of the tax consolidated group, the head entity had the option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We chose the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary’s assets were reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflected the increase in future tax deductions arising from these reset tax values. During fiscal 2004, an additional $58 million was identified, we determined that this did not require specific disclosure. Refer to note 4 of the financial report in the “Annual Report 2004” for further details.

notes to the concise financial statements continued

5. Events after balance date

We are not aware of any matter or circumstance that has occurred since 30 June 2004 that, in our opinion, has significantly affected or may significantly affect in future years:

•	our operations;

•	the results of those operations; or

•	the state of our affairs;

other than:

Dividend declaration

On 12 August 2004, we declared a fully franked final ordinary dividend of 13 cents per ordinary share, payable on 29 October 2004 to those shareholders on record at 24 September 2004. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,642 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2004.

Company acquisition

On 19 July 2004, we finalised the acquisition of 100% of the issued share capital of KAZ Group Limited and its controlled entities (the KAZ Group). Telstra paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of $333 million.

The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. It operates mainly in Australia but also conducts business in the United States and Asia.

The financial effects of the acquisition of the KAZ Group were not brought to account as at 30 June 2004. The operating results and assets and liabilities of the KAZ Group will be consolidated into our statement of financial performance and statement of financial position from 19 July 2004. No provision for restructuring has been raised on acquisition.

Special dividend and share buy back

On 12 August 2004, we disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately $750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of $750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005.

Third generation (3G) network sharing arrangement

On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the Boards of both companies.

Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA $450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effect of the arrangement was not brought to account as at 30 June 2004.

independent audit report to the members

of Telstra Corporation Limited

Scope

The financial report and directors’ responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders’ equity and the accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2004. The consolidated entity comprises both Telstra Corporation Limited (the Telstra Entity) and the entities it controlled during that year (the Telstra Group).

The directors of the Telstra Entity are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 “Concise Financial Reports”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. The audit was conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

Audit procedures were performed to assess whether in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 “Concise Financial Reports”. I formed my audit opinion on the basis of these procedures, which included:

•	testing that the information in the concise financial report is consistent with the full financial report, and

•	examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

I have also performed an independent audit of the full financial report of the Telstra Entity and the Telstra Group for the year ended 30 June 2004. My audit report in the full financial report was signed on 12 August 2004, and was not subject to any qualification. For a better understanding of my approach to the audit of the full financial report, this report should be read in conjunction with my audit report on the full financial report.

Independence

I am independent of the Telstra Entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In my opinion, the concise financial report of the Telstra Group complies with Accounting Standard AASB 1039 “Concise Financial Reports”.

P.J. Barrett

Auditor – General

Date: 12 August 2004

Melbourne, Australia

www.telstra.com.au/communications/shareholder

investor information

How can I access information about my shareholding?

You can contact the Telstra Share Registry on 1300 88 66 77 or you can visit our website at www.telstra.com.au/communications/shareholder/services.cfm From this site you can access your holding information, you can make changes to your holding record or you can download forms to complete and return to the Telstra Share Registry, to ensure that your details are up to date.

To access your shareholder information via this secure website you will need to login using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), as well as your surname or company name and postcode.

I want to get my shareholder information electronically.

Telstra shareholders can elect to receive all or some of their communications electronically. Becoming an electronic shareholder can have many benefits including secure, quick and easy delivery of your shareholder documents to your e-mail address, shareholder alerts to advise you about important Telstra events and your dividend statement available electronically to you on the dividend payment date. Becoming an electronic shareholder is entirely your choice. If you want to become an electronic shareholder just login to your holding record on www.telstra.com.au/communications/shareholder/ services.cfm as outlined above and select ‘Yes – I would like to be an e-shareholder’. You will need to type in your e-mail address and make your election to ‘e-mail Notice of Meeting, Proxy and Annual Report’. If you want to get your electronic direct credit dividend advices then select the ‘e-mail’ choice.

Keeping Telstra Australian Owned

The Telstra Corporation Act restricts foreign ownership. That is, foreign persons collectively cannot control more than 35% of the non-Commonwealth owned Telstra shares and individual foreign persons cannot control more than 5% of them. Telstra will divest shares if an unacceptable foreign ownership situation arises. Telstra will also keep relevant stock exchanges advised of foreign ownership levels.

What’s all this about eTree?

Telstra was very pleased to have been a founding member of eTree, an initiative of leading Australian companies and Landcare Australia to encourage our shareholders to become electronic shareholders and receive electronic rather than paper based communications. Telstra currently donates $2 to Landcare Australia for every shareholder who chooses to receive all their communications electronically (including their dividend statements) or $1 for every shareholder who chooses to just receive their shareholder reports and meeting notices electronically.

Since the scheme started in 2004 Telstra has donated more than $125,000 to Landcare Australia and more than 87,000 Telstra shareholders have moved to get all or some of the shareholder communications electronically.

© Telstra Corporation Limited (ABN 33 051 775 556) 2004.
™ Trade mark of Telstra Corporation Limited.
® Registered trade mark of Telstra Corporation Limited.
BlackBerry® is a registered trade mark of Research in Motion.
FOXTEL® is a registered trade mark of Twentieth Century Fox Film Corporation.
i-Mode™is a registered trade mark of Kabushiki Kaisha NTT DoCoMo.
fetchmemovies® is a registered trade mark of Telstra Corporation Limited.
Trading Post® is a registered trade mark of Research Resources Pty Ltd.

mini glossary

2G & 2.5G

Second generation (2G) mobile telephony technologies representing the upgrade from analogue to digital. Examples are GSM and CDMA. 2.5G technology is designed to expand the bandwith and data handling capacity of existing 2G mobile telephony systems.

GSM	Global System for Mobile Communications – a mobile telephone system based on digital transmission.

CDMA	Code Division Multiple Access – a mobile telephone system based on digital transmission.

3G

Third Generation Mobile Technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G.

1xRTT	One Times Radio Transmission Technology – a 3G development of CDMA for high speed packet switched data.

General

ACA	Australian Communications Authority.

ACCC	Australian Competition and Consumer Commission.

ADSL	Asymmetric Digital Subscriber Line — a technology for transmitting digital information at a high-speed bandwidth on existing copper phone lines.

ATM	Asynchronous Transfer Mode — a high bandwidth, low delay technology for transmitting voice, data and video signals.

ESS	Enterprise Speech Solutions – is a speech recognition technology that translates the spoke word into computerised text and text into speech.

Frame Relay	a packet switching technology for voice,data and video signals which uses packets of varying length,or frames.Frame relay can be used with any data protocol.

GPRS	General Packet Radio Service – a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis. The devices can remain connected to the Internet and send or recieve data information and e-mail at any time.

IP	Internet Protocol.

ISDN	Integrated Services Digital Network – a digital service providing switched integrated access to voice, data and video.

ISP	Internet Service Provider – provides the link between an end user and the Internet by means of a dial-up or broadband service.

MMS	Multimedia Messaging Service – technology allowing mobile phone users to send colour photos, audio clips and text from their handsets.

PSTN	Public Switched Telephone Network – our national fixed network delivering basic and enhanced telephony services.

SIM	Subscriber Identity Module – a smartcard that is inserted into GSM handsets to activate the phone.

SIO	Services in Operation – phone services in use.

SMS	Short Messaging Service – refers to the ability to receive and deliver text messages to mobile devices such as the mobile phone.

contact details

Telstra Corporation Limited

Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia, New Zealand (Wellington), and USA (New York)

Telstra Switch Board
Australia: 1300 368 387
All other: +61(8) 8308 1721

Registered Office
Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia

Douglas Gration
Company Secretary
Ph: +61(3) 9634 6400

Principal Australian Office
242 Exhibition Street
Melbourne Victoria 3000 Australia

Investor Relations Unit
Level 36,242 Exhibition Street
Melbourne Victoria 3000 Australia

David Anderson
General Manager
Ph: +61(3)9634 8632

The Telstra Share Registrar
ASX Perpetual Registrars Limited
PO Box 14300
Melbourne Victoria 8001 Australia

Shareholder Enquiries
Australia: 1300 88 66 77
All other: +61(3) 9615 9126
email: telstra@asxperpetual.com.au
website: www.asxperpetual.com.au/telstra
Facsimile: +61(3) 9615 9911

Annual Report Hotline
To receive further copies of the
Annual Review or copies of the detailed
Annual Report, please call 1300 88 66 77

Website
This review and the Annual Report
may also be found via Telstra’s Investor
Relations home page at:
http://www.telstra.com.au/com munications /shareholder

Depositary for American Depositary Receipts
The Bank of New York
101 Barclay Street – 22 W
New York, New York 10286
Ph: +1(212) 815 5838
Facsimile: +1(212) 571 3050

Designed and produced by The Ball Group Melbourne and Sydney TEL0057 8/04